UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2010

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A.

Index

1. Summary of 2010 Third Quarter Business Report

2. Exhibit 99.1 KB Financial Group Review Report for the Third Quarter of 2010

2

3

Summary of 2010 Third Quarter Business Report

On November 15, 2010, KB Financial Group Inc. (“KB Financial Group”) filed its business report for the third quarter of 2010 (the “Business Report”) with the Financial Services Commission of Korea and the Korea Exchange. This is a summary of the Business Report translated into English.

Financial information contained in this summary (and in the attached review report) have been prepared in accordance with generally accepted accounting principles in Korea, which differ in certain important respects from generally accepted accounting principles in the United States.

All references to “KB Financial Group,” “we,” “us” or the “Company” are to KB Financial Group and, unless the context requires otherwise, its subsidiaries. In addition, all references to “Won” or “KRW” in this document are to the currency of the Republic of Korea.

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1. Introduction to the Company

1.1. Business Purposes

The business purpose of KB Financial Group is to engage in the following business activities:

•	Ownership and management of companies that are engaged in financial services or activities closely related to financial services;

•	Funding of affiliated companies of KB Financial Group (including direct and indirect subsidiaries, the “Subsidiaries”);

•	Capital investment in the Subsidiaries or procurement of funds for the Subsidiaries;

•	Joint development, marketing and use of facilities and IT systems with the Subsidiaries;

•	Lease and provision of brand, license, etc. to the Subsidiaries;

•	Other businesses permitted by relevant laws and regulations; and

•	Other businesses incidental or related to the items listed above.

1.2. Business Purposes of Key Subsidiary

The business purpose of Kookmin Bank, our key subsidiary, is to engage in the following business activities:

•	The banking business as prescribed by the Banking Act;

•	The trust business as prescribed by the Financial Investment Services and Capital Markets Act;

•	The credit card business as prescribed by the Specialized Credit Financial Business Act; and

•	Other businesses incidental or related to the items listed above.

1.3. History

•	September 26, 2008

Obtained final approval from the Financial Services Commission to establish a financial holding company

•	September 29, 2008

Establishment of the Company through a comprehensive stock transfer and listing on the New York Stock Exchange

•	October 10, 2008

Listing on the Korea Exchange

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•	October 20, 2008

The largest shareholder of the Company changed from the Korean National Pension Service to ING Bank N.V.

•	October 31, 2008

The largest shareholder of the Company changed from ING Bank N.V. to the Korean National Pension Service

•	May 4, 2009

Added Kookmin Bank Cambodia PLC as a second-tier subsidiary

•	June 22, 2009

Added KB Life Insurance Co., Ltd., formerly a second-tier subsidiary, as a first-tier subsidiary

•	September 4, 2009

Issued 30,000,000 shares of common stock pursuant to a rights offering (at a share subscription price of Won 37,250 per share)

•	September 28, 2009

Added Burrill-KB Life Sciences Fund as a second-tier subsidiary.

•	December 1, 2009

Added KB-Glenwood Private Equity Fund No.1 as a second-tier subsidiary

•	January 27, 2010

The largest shareholder of the Company changed from the Korean National Pension Service to ING Bank N.V.

•	July 6, 2010

Added KBIC No.3 PEF as a second-tier subsidiary

•	September 20, 2010

The largest shareholder of the Company changed from ING Bank N.V. to Franklin Resources, Inc.

1.4. Overview of the Business Group

(As of September 30, 2010)
Type	Name of Company	Controlling Company	Remarks
Holding Company	KB Financial Group	—	Listed

1st Tier Subsidiaries	Kookmin Bank	KB Financial Group	Not listed
	KB Investment & Securities	KB Financial Group	Not listed
	KB Life Insurance	KB Financial Group	Not listed
	KB Asset Management	KB Financial Group	Not listed
	KB Real Estate Trust	KB Financial Group	Not listed
	KB Investment	KB Financial Group	Not listed
	KB Futures	KB Financial Group	Not listed
	KB Credit Information	KB Financial Group	Not listed
	KB Data Systems	KB Financial Group	Not listed

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2nd Tier Subsidiaries	Kookmin Bank Hong Kong	Kookmin Bank	Not listed
	Kookmin Bank International	Kookmin Bank	Not listed
	Kookmin Bank Cambodia PLC	Kookmin Bank	Not listed
	KB Investment & Securities Hong Kong	KB Investment & Securities	Not listed
	KB-Glenwood Private Equity Fund No.1	KB Investment & Securities	Not listed
	NPS-KBIC PEF No. 1.	KB Investment	Not listed
	Burrill-KB Life Sciences Fund	KB Investment	Not listed
	KBIC No.3 PEF	KB Investment	Not listed

Notes:

(1)	Jooeun Industrial and KLB Securities, which are subsidiaries of Kookmin Bank, are in liquidation. In addition, Kookmin Finance Asia Limited was liquidated on December 29, 2009.

(2)	On July 6, 2010, KBIC No.3 PEF was added as a second-tier subsidiary.

1.5. Capital Structure

1.5.1. Common Shares

Capital Increase

(As of September 30, 2010)					(Unit: Won, shares)
Issue Date	Type	Number	Par Value	Issue Price	Remarks
September 29, 2008	Common Stock	356,351,693	5,000	48,444	Establishment of the Company
September 2, 2009	Common Stock	30,000,000	5,000	37,250	Rights offering to existing shareholders; % increase in number of common shares: 8.41865%

Number of Shares

(As of September 30, 2010)	(Unit: shares)
	Type
	Common Stock	Total
Shares Authorized for Issuance	1,000,000,000	1,000,000,000
Shares Issued (A)	386,351,693	386,351,693
Treasury Stock (B)	—	—
Shares Outstanding* (A-B)	386,351,693	386,351,693

*	The number of shares outstanding includes 43,322,704 shares of common stock for which voting rights are restricted.

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1.5.2. Voting Rights

(As of September 30, 2010)
Items		Number of shares	Notes
Total number of issued shares	Common shares	386,351,693	—
	Preferred shares	—	—
Shares without voting rights	Common shares	—	—
	Preferred shares	—	—
Shares whose voting rights are restricted under relevant laws and regulations	Common Shares	43,322,704	Article 48-7 of the Financial Holding Company Act
Shares with restored voting rights	—	—	—
Total shares for which voting rights may be exercised	Common shares	343,028,989	—
	Preferred shares	—	—

1.6. Dividend

Items		January 1, 2009 to December 31, 2009	September 29, 2008 to December 31, 2008
Par value per share (Won)		5,000	5,000
Net income (Won in Millions)		539,818	611,927
Earnings per share (Won)		1,659	2,078
Total cash dividends (Won in Millions)		78,897	—
Total stock dividends (Won in Millions)		—	—
Cash dividend payout ratio (%)		14.6	—
Cash dividend yield (%)	Common Shares	0.4	—
	Preferred Shares	—	—
Stock dividend yield (%)	Common Shares	—	—
	Preferred Shares	—	—
Cash dividend per share (Won)	Common Shares	230	—
	Preferred Shares	—	—
Stock dividend per share (Shares)	Common Shares	—	—
	Preferred Shares	—	—

*	The total number of common shares that were eligible for payment of dividends for the year ended December 31, 2009 was 343,028,989 shares (which excludes 43,322,704 shares held by Kookmin Bank, a wholly-owned subsidiary of KB Financial Group).

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2. Business

2.1. Results of Operations

				(Unit: in millions of Won)
	For the nine months ended September 30, 2010	For the nine months ended September 30, 2009	For the year ended December 31, 2009	For the period from September 29, 2008 to December 31, 2008
Operating revenues	371,534	633,322	696,712	635,268
Gain on valuation of equity method investments	344,363	623.339	677,107	633,981
Interest income	27,117	9,833	19,455	1,287
Reversal of provision for loan losses	50	150	150	—
Fee income	4	—	—	—
Operating expenses	63,783	111,525	154,819	23,197
Loss on valuation of equity method investments	—	44,364	64,482	10,096
Interest expense	39,957	42,096	55,556	3,063
Loss on valuation and disposal of loans receivable	—	—	—	1,000
Commission expenses	4,818	4,345	7,209	2,270
Selling and administrative expenses	19,008	20,720	27,572	6,768
Operating income	307,751	521,797	541,893	612,071

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2.2. Source and Use of Funds

2.2.1. Source of Funds

						(Unit: in millions of Won, %)
	As of September 30, 2010		As of December 31, 2009		As of December 31, 2008
	Ending Balance	Ratio (%)	Ending Balance	Ratio (%)	Ending Balance	Ratio (%)
Shareholders’ Equity	18,279,263	95.40	17,851,630	95.65	15,828,611	95.54
Common stock	1,931,758	10.08	1,931,758	10.35	1,781,758	10.76
Capital surplus	16,428,852	85.75	16,428,852	88.03	15,473,511	93.39
Capital adjustments	(2,919,162)	(15.24)	(2,918,990)	(15.64)	(3,145,102)	(18.98)
Accumulated other comprehensive income (loss)	1,416,880	7.39	1,232,279	6.60	1,087,503	6.56
Retained earnings	1,420,935	7.42	1,177,731	6.31	630,941	3.81
Liabilities	880,688	4.60	811,834	4.35	739,408	4.46
Borrowings	799,111	4.17	798,421	4.28	730,572	4.41
Other liabilities	81,577	0.43	13,413	0.07	8,836	0.05

Total liabilities and shareholders’ equity	19,159,951	100.00	18,663,464	100.00	16,568,019	100.00

2.2.2. Use of Funds

						(Unit: in millions of Won, %)
	As of September 30, 2010		As of December 31, 2009		As of December 31, 2008
	Ending Balance	Ratio (%)	Ending Balance	Ratio (%)	Ending Balance	Ratio (%)
Investment securities accounted for under the equity method	18,054,850	94.23	17,612,122	94.36	16,345,052	98.65
Kookmin Bank	17,132,915	89.42	16,774,896	89.88	15,506,919	93.59
KB Investment & Securities	380,276	1.98	369,849	1.98	419,267	2.53
KB Life Insurance	110,986	0.58	77,284	0.41	—	—
KB Asset Management	116,957	0.61	96,312	0.52	116,458	0.70
KB Real Estate Trust	131,003	0.68	121,553	0.65	97,469	0.59
KB Investment	108,616	0.57	104,910	0.56	103,788	0.63
KB Futures	41,364	0.22	37,363	0.20	38,206	0.23
KB Credit Information	24,380	0.13	23,621	0.13	44,488	0.27
KB Data Systems	8,353	0.04	6,334	0.03	18,457	0.11
Loans	159,200	0.83	169,150	0.91	199,000	1.20
Property and equipment	1,300	0.01	1,718	0.01	3,214	0.02
Cash and due from banks	836,446	4.37	845,366	4.53	1,849	0.01
Other assets	108,155	0.56	35,108	0.19	18,904	0.12

Total	19,159,951	100.00	18,663,464	100.00	16,568,019	100.00

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2.3. Other Information for Investment Decision

2.3.1. Capital Adequacy

KB Financial Group (calculated in accordance with Basel I)			(Unit: in millions of Won, %)
	As of September 30, 2010		As of December 31, 2009	As of December 31, 2008
Total Capital (A)	23,675,860		24,360,262	21,937,230
Risk-weighted assets (B)	182,154,920		182,664,075	187,086,336

BIS ratio (A/B)(1)	13.00	(2)	13.34	11.73

(1)	BIS risk-adjusted capital ratio = (total capital / risk weighted assets) X 100

(2)	Estimate

Kookmin Bank (calculated in accordance with Basel II)		(Unit: in billions of Won, %)
	As of September 30, 2010(1)	As of December 31, 2009	As of December 31, 2008
Total Capital (A)	20,696	21,708	20,326
Risk-weighted assets (B)	154,636	154,593	154,261

BIS ratio (A/B)	13.38	14.04	13.18

(1)	Estimate

2.3.2. Credit ratings

Date of Rating	Evaluated Securities	Credit Rating	Company (Ratings Range)	Evaluation
06/30/2010 06/25/2010 06/28/2010	Debentures Debentures Debentures	AAA AAA AAA	Korea Ratings (AAA ~ D) KIS Ratings (AAA ~ D) NICE Ratings (AAA ~ D)	Stable Stable Stable

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3. Financial Information

3.1. Non-Consolidated Condensed Financial Information

		(Unit: in millions of Won, except per share amounts)
	As of and for the nine months ended September 30, 2010	As of and for the year ended December 31, 2009	As of December 31, 2008 and for the period from September 29, 2008 to December 31, 2008
Assets
Cash and due from banks	836,446	845,366	1,849
Equity method investments	18,054,850	17,612,122	16,345,052
Loans receivable, net	159,200	169,150	199,000
Property and equipment, net	1,300	1,718	3,214
Other assets, net	108,155	35,108	18,904
Total assets	19,159,951	18,663,464	16,568,019
Liabilities
Borrowings	799,111	798,421	730,572
Other liabilities, net	81,577	13,413	8,836
Total liabilities	880,688	811,834	739,408
Shareholders’ equity
Common stock	1,931,758	1,931,758	1,781,758
Capital surplus	16,428,852	16,428,852	15,473,511
Capital adjustments	(2,919,162)	(2,918,990)	(3,145,102)
Accumulated other comprehensive income (loss)	1,416,880	1,232,279	1,087,503
Retained earnings	1,420,935	1,177,731	630,941
Total shareholders’ equity	18,279,263	17,851,630	15,828,611
Total liabilities and shareholders’ equity	19,159,951	18,663,464	16,568,019
Operating revenues	371,534	696,712	635,268
Operating income	307,751	541,893	612,071
Net income (loss)	319,048	539,818	611,927
Earnings per share—basic (Won)	930	1,659	2,078
Earnings per share—diluted (Won)	930	1,659	2,078

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3.2. Consolidated Condensed Financial Information

		(Unit: in millions of Won)
	As of and for the year ended December 31, 2009	As of December 31, 2008 and for the period from September 29, 2008 to December 31, 2008
Assets
Cash and due from banks	9,769,133	8,316,197
Securities	42,535,648	38,985,268
Loans receivable, net	195,397,893	198,930,186
Property and equipment, net	3,345,323	3,502,549
Other assets, net	11,120,453	17,814,591
Total assets	262,168,450	267,548,791
Liabilities
Deposits	172,439,883	162,210,372
Debts, net	54,493,283	63,495,480
Other liabilities, net	17,123,958	25,780,892
Total liabilities	244,057,124	251,486,744
Shareholders’ equity
Common stock	1,931,758	1,781,758
Capital surplus	16,428,852	15,473,511
Capital adjustments	(2,918,990)	(3,145,102)
Accumulated other comprehensive income (loss)	1,232,279	1,087,503
Retained earnings	1,177,731	630,941
Minority interest	259,696	233,436
Total shareholders’ equity	18,111,326	16,062,047
Total liabilities and shareholders’ equity	262,168,450	267,548,791
Operating revenues	30,446,099	29,729,283
Operating income	651,285	627,301
Income before income tax	552,158	939,408
Net income	527,494	609,828
Parent company interest in net income	539,818	611,927
Number of consolidated companies	13	12

3.3. Other Selected Financial Data

3.3.1. Won-denominated Liquidity Ratio

		(Unit: in billions of Won, %)
Category	Third Quarter 2010(1)	2009(1)	2008(2)
Current assets in Won (a)	841.4	854.9	104.7
Current liabilities in Won (b)	0.6	0.5	104.6
Current ratio (a/b)	143,591.64%	178,473.28%	100.14%

(1)	Calculated based on Won-denominated assets and liabilities due within one month (in accordance with an amendment to the Financial Holding Company Act in March 2009).
(2)	Calculated based on Won assets and liabilities due within three months.

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3.3.2. Selected ratios

			(Unit: %)
Category	For the nine months ended September 30, 2010(1)	For the year ended December 31, 2009	For the year ended December 31, 2008(2)
Net income as a percentage of average total assets	0.16%	0.20%	0.75%
Net income as a percentage of average stockholders’ equity	2.35	3.25	11.99

(1)	Estimate.

(2)	Includes group-wide income (loss) for the period prior to the establishment of KB Financial Group Inc.

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3.3.3. 20 Largest Exposures of Kookmin Bank by Borrower

(As of September 30, 2010)
Company	Loans*
(Unit: in billions of Won)
Hyundai Heavy Industries	948
KT Corporation	775
Daewoo Shipbuilding & Marine Engineering	750
Samsung Heavy Industries	733
Hyundai Steel	574
Shinhan Financial Group	563
LG Electronics	557
Kia Motors	523
LG Display	499
Orient Shipyard	490
Samsung Electronics	459
GS Caltex	411
Shinhan Card Co., Ltd.	378
Hyundai Capital	358
Kumho Industrial	332
Hanjin Heavy Industries & Construction	329
Hyundai Development	325
Incheon Bridge	297
SK Energy	268
SK Shipping	253
Total	9,822

*	Calculated in accordance with the Detailed Regulations on Supervision of Banking Business

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3.3.4. 10 Largest Exposures of Kookmin Bank by Chaebol Group

(As of September 30, 2010)
Group	Loans*
(Unit: in billions of Won)
Samsung	2,610
Hyundai Motor	2,476
LG	1,526
SK	1,414
Hyundai Heavy Industries	1,069
Shinhan Financial Group	1,001
Kumho Asiana	975
KT Corporation	972
GS	883
Hanwha	803
Total	13,729

*	Calculated in accordance with the Detailed Regulations on Supervision of Banking Business

3.3.5. Kookmin Bank’s Loan Concentration by Industry

	(As of September 30, 2010)
Industry	Aggregate Loan Balance	Percentage of Total Loan Balance
	(Unit: in billions of Won, %)
Manufacturing	32,793	34.54%
Construction	8,309	8.75
Real estate	15,697	16.53
Retail and wholesale	15,091	15.89
Hotel, leisure or transportation	4,584	4.83
Finance and insurance	2,352	2.48
Other	16,123	16.98
Total	94,949	100.00%

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3.3.6. Top 20 Non-Performing Loans of Kookmin Bank

		(As of September 30, 2010)
	Industry	Total Credit	Allowance For Loan Losses
	(Unit: in billions of Won)
Borrower A	Manufacturing	442	339
Borrower B	Manufacturing	148	47
Borrower C	Construction	137	67
Borrower D	Construction	127	61
Borrower E	Finance and insurance	100	36
Borrower F	Other	96	81
Borrower G	Manufacturing	88	80
Borrower H	Construction	87	36
Borrower I	Manufacturing	86	42
Borrower J	Construction	80	39
Borrower K	Construction	75	19
Borrower L	Construction	72	35
Borrower M	Real estate	69	46
Borrower N	Construction	66	13
Borrower O	Finance and insurance	62	27
Borrower P	Construction	58	12
Borrower Q	Construction	52	10
Borrower R	Finance and insurance	50	32
Borrower S	Real estate	50	12
Borrower T	Construction	46	17
Total		1,991	1,051

3.4. Other Financial Information

See Exhibit 99.1—KB Financial Group Review Report by our independent auditors for our full non-consolidated financial statements and relevant notes, which have been prepared in accordance with generally accepted accounting principles in Korea. The Review Report will also be available on our website, www.kbfng.com.

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4. Independent Public Accountants

4.1. Audit / Review Services

Period	Auditor	Activity	Compensation(1) (in millions of Won)	Accrued Time (hours)
January 1 to September 30, 2010	Samil PricewaterhouseCoopers	Quarterly/ first half and annual review &audit, and review of internal accounting management system	263 (annualized basis)	3,082
January 1 to December 31, 2009	Samil PricewaterhouseCoopers	Quarterly/ first half and annual review &audit, and review of internal accounting management system	250	5,251
September 29 to December 31, 2008	Samil PricewaterhouseCoopers	Quarterly and annual review & audit, and review of internal accounting management system	170	3,621

(1)	Excluding value-added taxes

4.2. Non-Audit Services

(Unit: millions of Won)
Period	Contract date	Activity	Service period	Compensation(1)
January 1, to September 30, 2010	April 30, 2010	K-IFRS Audit	April 30, 2010 to March 31, 2011	380
January 1 to December 31, 2009	November 12, 2009	US GAAP and SOX Audit	November 12, 2009 to June 30, 2010	2,700
	July 21, 2009	Issuance of comfort letter	July 21, 2009 to September 1, 2009	210

(1)	Excluding value-added taxes

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5. Corporate Governance and Affiliated Companies

5.1. Board of Directors & Committees under the Board

As of September 30, 2010, the board of directors consisted of one executive director and nine non-executive directors. The following committees currently serve under our board of directors:

•	Board Steering Committee

•	Audit Committee

•	Management Strategy Committee

•	Risk Management Committee

•	Evaluation & Compensation Committee

•	Non-Executive Director Nominating Committee

•	Audit Committee Member Nominating Committee

For the list of our directors, see 6. Directors, Senior Management and Employees, 6.1. Executive Director and 6.2. Non-Executive Directors below.

5.2. Audit Committee

The audit committee oversees our financial reporting and approves the appointment of our independent auditors and internal compliance officers. The committee also reviews our financial information, auditor’s examinations, key financial statement issues, planning and evaluation of internal controls and the administration of our financial affairs by the board of directors. In connection with the general meetings of shareholders, the committee examines the agenda for, and financial statements and other reports to be submitted by, the board of directors to each general meeting of shareholders. The committee holds regular meetings every quarter and on an as-needed basis.

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5.3. Compensation to Directors

5.3.1. Compensation to Directors (including Non-executive Directors) and Audit Committee Members

(As of September 30, 2010)	(Unit: in millions of Won)
	Total amount approved at Shareholders’ Meeting(1)	Total payment (for the nine months ended September 30, 2010)(2)(4)(6)	Average payment per person(3)	Notes
Registered Directors (excluding non-executive directors and audit committee members)	5,000	374	374	(5)
Non-executive Directors (excluding audit committee members)		179	45	4 persons
Non-executive Directors who are audit committee members		248	50	5 persons

(1)	Excludes long-term incentives.

(2)	Represents total amount paid as of September 30, 2010.

(3)	Represents (i) the total amount paid for the nine months ended September 30, 2010, divided by (ii) the total number of persons who were employed by, or otherwise held a position with, the Company as of September 30, 2010.

(4)	Payment subject to the Company’s internal policies on compensation to directors.

(5)	Includes compensation paid to directors who have since resigned their posts at KB Financial Group.

(6)	In addition to the total payments as presented in the above table, we recorded Won 585 million in our income statement for the nine months ended September 30, 2010 with respect to performance-based stock grants, the payment and amount of which are determined in accordance with the performance of the grantees. For details regarding the fair value calculation method used, see the notes to the financial statements attached hereto.

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5.4. Affiliated Companies

5.4.1. List of Affiliated Companies

Affiliated companies of KB Financial Group and its ownership of such companies as of September 30, 2010 are as follows.

•	Kookmin Bank (100.00%)

•	KB Investment & Securities (100.00%)

•	KB Life Insurance (51.00%)

•	KB Asset Management (100.00%)

•	KB Real Estate Trust (100.00%)

•	KB Investment (100.00%)

•	KB Futures (100.00%)

•	KB Credit Information (100.00%)

•	KB Data Systems (100.00%)

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6. Directors, Senior Management and Employees

6.1. Executive Director

As of September 30, 2010, we had one executive director. The name and position of our executive director and the number of shares of KB Financial Group’s common stock he owned as of September 30, 2010, are set forth below.

Name	Date of Birth	Position	Common Shares Owned
Yoon-Dae Euh	05/22/1945	Chairman & Chief Executive Officer	2,000

6.2. Non-Executive Directors

Our non-executive directors, and the number of shares of KB Financial Group’s common stock they owned as of September 30, 2010, are as follows.

Name	Date of Birth	Position	Common Shares Owned
Kyung Jae Lee	01/30/1939	Non-Executive Director	—
Jacques P.M. Kemp	05/15/1949	Non-Executive Director	—
Suk Sig Lim	07/17/1953	Non-Executive Director	2,907
Sang Moon Hahm	02/02/1954	Non-Executive Director	1,997
Seung Hee Koh	06/26/1955	Non-Executive Director	—
Chee Joong Kim	12/11/1955	Non-Executive Director	—
Young Nam Lee	09/03/1957	Non-Executive Director	—
Jae Mok Cho	01/05/1961	Non-Executive Director	—
Chan Soo Kang	11/23/1961	Non-Executive Director	1,932

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6.3. Senior Management

In addition to our executive director who is also our executive officer, we had the following nine executive officers as of September 30, 2010.

Name	Date of Birth	Position	Common Shares Owned
Young-Rok Lim	03/30/1955	President	—
Dong Chang Park	02/23/1952	Deputy President & Chief Strategy Officer	200
Jong-Kyoo Yoon	10/13/1955	Deputy President & Chief Financial Officer	0
Wang-Ky Kim	03/19/1955	Deputy President & Chief Public Relations Officer	—
Seok Heung Ryu	01/26/1957	Deputy President & Chief Information Officer	127
Minho Lee	04/03/1965	Deputy President & Chief Compliance Officer	—
Wonkeun Yang	09/17/1956	Senior Managing Director (KB Research)	—
Jong Chan Ryu	07/22/1957	Managing Director & Chief Human Resources Officer	627
Young Yoon Kim	09/18/1956	Managing Director (Public Relations)	117

23

6.4. Employees

The following table shows the breakdown of our employees as of September 30, 2010.

				(Unit: in millions of Won)
	Number of Employees	Average Tenure of Employees (months)	Total Payment(1)	Average Payment per Person(2)
Total	158	12.6 months	5,962	37.7

(1)	Represents the total amount paid (excluding bonuses and fringe benefits) for the nine months ended September 30, 2010.

(2)	Represents (i) the total amount paid (excluding bonuses and fringe benefits) for the nine months ended September 30, 2010 divided by (ii) the total number of employees as of September 30, 2010.

24

7. Major Stockholders and Related Party Transactions

7.1. Major Stockholders

The following table presents information regarding holders of 5% or more of our total issued shares as of June 11, 2010:

		(Unit: Shares, %)
Name	Number of Shares of Common Stock	Percentage of Total Issued Shares
Kookmin Bank	43,322,704	11.21
Citibank, N.A.(1)	35,545,918	9.20
ING Bank N.V.	19,401,044	5.02

*	The number of shares of common stock presented for each stockholder in the table above is based on our shareholder registry as of June 11, 2010, unless otherwise indicated.

(1)	Depositary under the Company’s ADR program.

(2)	The largest shareholder of the Company changed from ING Bank N.V. to Franklin Resources, Inc. on September 20, 2010, based on a public filing made by Franklin Resources, Inc. on such date. Franklin Resources, Inc. held 19,492,464 shares (5.05%) of our common stock as of September 20, 2010.

7.2. Changes in the Largest Shareholder

			(Unit: Shares, %)
Name of Largest Shareholder	Date of Change in Largest Shareholder/ Date of Change in Ownership Level	Number of Shares of Common Stock	Percentage of Total Issued Shares(1)
Franklin Resources, Inc	September 20, 2010	19,492,464	5.05
ING Bank N.V.	January 27, 2010	19,401,044	5.02
Korean National Pension Service	December 31, 2009	20,046,217	5.19
Korean National Pension Service	December 7, 2009	20,321,051	5.26
Korean National Pension Service	September 2, 2009	21,199,372	5.49
Korean National Pension Service	July 27, 2009	19,673,220	5.52
Korean National Pension Service	May 29, 2009	19,653,362	5.52
Korean National Pension Service	March 27, 2009	22,548,541	6.33
Korean National Pension Service	February 4, 2009	23,271,087	6.53
Korean National Pension Service	December 31, 2008	23,284,404	6.53
Korean National Pension Service	October 31, 2008	21,675,810	6.08
ING Bank N.V.	October 20, 2008	18,045,337	5.06
Korean National Pension Service	September 30, 2008	17,910,781	5.03

*	The date of change in largest shareholder / change in ownership level is the date as indicated on the public filing disclosing relevant changes in shareholdings in the Company.

(1)	Based on 386,351,693 total issued shares of common stock for periods on or after September 2, 2009, and 356,351,693 total issued shares of common stock for periods on or prior to July 27, 2009.

25

7.3. Employee Stock Ownership Association

(As of September 30, 2010)		(Unit: Shares)
Company Name	Number of shares	Type of shares
KB Financial Group	31,059	Common Stock
Kookmin Bank	4,838,250	Common Stock
KB Investment & Securities	46,473	Common Stock
KB Life Insurance	36,831	Common Stock
KB Asset Management	19,365	Common Stock
KB Real Estate Trust	30,198	Common Stock
KB Investment	5,753	Common Stock
KB Futures	5,509	Common Stock
KB Credit Information	27,853	Common Stock
KB Data Systems	56,252	Common Stock

Total	5,097,543	Common Stock

7.4. Investments in Affiliated Companies

(As of September 30, 2010)				(Units: shares, millions of Won, %)
Name	Ending Balance			Total Assets as of the latest fiscal year	Net Income (loss) for the latest fiscal year	Notes
	Number of shares	Shareholding percentage	Book value
Kookmin Bank	496,379,116	100	17,132,915	256,519,760	635,803	(1)
KB Investment & Securities	15,600,000	100	380,276	1,765,197	(42,823)	(2)
KB Life Insurance	15,912,000	51	110,986	2,861,230	6,781	(2)
KB Asset Management	7,667,550	100	116,967	111,135	28,811	(2)
KB Real Estate Trust	16,000,000	100	131,003	257,286	23,794	(1)
KB Investment	8,951,797	100	108,616	125,961	2,159	(1)
KB Futures	4,000,000	100	41,364	219,937	5,985	(2)
KB Credit Information	1,252,400	100	24,380	29,379	4,338	(1)
KB Data Systems	800,000	100	8,353	44,938	5,267	(1)

Total	566,562,863	—	18,054,850	—	—

*	The above items represent the Company’s holding of investment securities of its Subsidiaries, which are accounted for under the equity method.

**	The total assets and net income amounts stated above are based on the non-consolidated financial statements of each Subsidiary as of and for the period stated in the accompanying notes.

(1)	As of or for the year ended December 31, 2009

(2)	As of March 31, 2010 or for the period from April 1, 2009 to March 31, 2010

26

7.5. Related Party Transactions

7.5.1. Equity Investments in Subsidiaries

With the exception of KB Life Insurance, the Company acquired the common shares of the Subsidiaries listed above in “7.4. Investments in Affiliated Companies” from such Subsidiaries’ shareholders pursuant to the comprehensive stock transfer which established the Company. KB Life Insurance, which was formerly a subsidiary of Kookmin Bank and therefore a second-tier subsidiary of the Company, became a first-tier subsidiary of the Company on June 22, 2009.

7.5.2. Prepayments and Loans to Subsidiaries

	Relationship	Account	Loan Amount	Current Balance	(Unit: in billions of Won)
Name					Interest Rate	Maturity
KB Investment & Securities	Subsidiary	Loans	100	100	CD 3M + 350 bps	June 15, 2014
KB Real Estate Trust	Subsidiary	Loans	50	50	CD 3M + 226 bps	June 29, 2011
KB Investment	Subsidiary	Loans	20	10	CD 3M + 221 bps	June 29, 2011

27

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: November 15, 2010	By: /s/ Wang-Ky Kim
(Signature)

	Name:	Wang-Ky Kim

	Title:	Deputy President & CPRO

28

Exhibit 99.1

KB Financial Group Inc.

Non-Consolidated Financial Statements

September 30, 2010 and 2009

KB Financial Group Inc.

Index

September 30, 2010 and 2009

Page(s)
Report of Independent Accountants	1 ~ 2

Non-consolidated Financial Statements

Statements of Financial Position	3

Statements of Income	4

Statements of Changes in Shareholders’ Equity	5

Statements of Cash Flows	6 ~ 7

Notes to Non-consolidated Financial Statements	8 ~ 47

Report of Independent Accountants

To the Shareholders and Board of Directors of

KB Financial Group Inc.

We have reviewed the accompanying non-consolidated statement of financial position of KB Financial Group Inc. (“the Company”) as of September 30, 2010, and the related non-consolidated statements of income for the three-month and nine-month periods ended September 30, 2010 and 2009, and non-consolidated statements of changes in shareholders’ equity and of cash flows for the nine-month periods ended September 30, 2010 and 2009, expressed in Korean won. These interim financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these interim financial statements based on our reviews.

We conducted our reviews in accordance with the quarterly and semi-annual review standards in the Republic of Korea. These standards require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus, provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our reviews, nothing has come to our attention that causes us to believe that the non-consolidated interim financial statements referred to above are not presented fairly, in all material respects, in accordance with accounting principles generally accepted in the Republic of Korea.

Samil PricewaterhouseCoopers

LS Yongsan Tower, 191, Hangangno 2-ga, Yongsan-gu, Seoul 140-702, Korea (Yongsan P.O Box 266, 140-600) www.samil.com

Samil PricewaterhouseCoopers is the Korean network firm of PricewaterhouseCoopers International Limited (PwCIL). “PricewaterhouseCoopers” and “PwC” refer to the network of member firms of PwCIL. Each member firm is a separate legal entity and does not act as an agent of PwCIL or any other member firm.

We have audited the non-consolidated statement of financial position of KB Financial Group Inc. as of December 31, 2009, and the related non-consolidated statements of income, appropriations of retained earnings, changes in shareholders’ equity and cash flows for the year then ended, in accordance with auditing standards generally accepted in the Republic of Korea. We expressed an unqualified opinion on those financial statements in our audit report dated March 10, 2010. These financial statements are not included in this review report. The non-consolidated statement of financial position as of December 31, 2009, presented herein for comparative purposes, is consistent, in all material respects, with the above audited statement of financial position as of December 31, 2009.

Accounting principles and review standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position, results of operations, changes in shareholders’ equity and cash flows in conformity with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of Korea. In addition, the procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those who are informed about Korean accounting principles or review standards and their application in practice.

Seoul, Korea

November 9, 2010

This report is effective as of November 9, 2010, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

KB Financial Group Inc.

Non-Consolidated Statements of Financial Position

September 30, 2010, and December 31, 2009

(in millions of Korean won)	2010		2009
Assets
Cash and due from bank (Notes 3, 19 and 21)	(Won)	836,446	(Won)	845,366
Equity method investments (Notes 4 and 21)		18,054,850		17,612,122
Loans receivable, net (Notes 5, 19 and 21)		159,200		169,150
Property and equipment, net (Note 6)		1,300		1,718
Other assets, net (Note 7)		108,155		35,108

Total assets	(Won)	19,159,951	(Won)	18,663,464

Liabilities and shareholders’ equity
Liabilities
Debentures, net of discount (Notes 8, 21 and 24)	(Won)	799,111	(Won)	798,421
Other liabilities, net (Notes 9 and 10)		81,577		13,413

Total liabilities		880,688		811,834

Shareholders’ equity
Common stock (Note 11)		1,931,758		1,931,758
Capital surplus (Note 12)		16,428,852		16,428,852
Capital adjustment		(2,919,162)		(2,918,990)
Accumulated other comprehensive income (Note 17)		1,416,880		1,232,279
Retained earnings (Note 13)		1,420,935		1,177,731

Total shareholders’ equity		18,279,263		17,851,630

Total liabilities and shareholders’ equity	(Won)	19,159,951	(Won)	18,663,464

The accompanying notes are an integral part of these non-consolidated financial statements.

See Report of Independent Accountants

KB Financial Group Inc.

Non-Consolidated Statements of Income

For the three-month and nine-month periods ended September 30, 2010 and 2009

	2010				2009
(in millions of Korean won, except per share amounts)	Three-month period ended September 30, 2010		Nine-month period ended September 30, 2010		Three-month period ended September 30, 2009		Nine-month period ended September 30, 2009
Operating revenues
Gain on valuation of equity method investments (Notes 4 and 22)	(Won)	91,673	(Won)	344,363	(Won)	209,732	(Won)	623,339
Interest income (Note 19)		8,482		27,117		4,736		9,833
Reversal of allowance for loan losses (Note 5)		—		50		—		150
Commission income		—		4		—		—

		100,155		371,534		214,468		633,322

Operating expenses
Loss on valuation of equity method investments (Notes 4 and 22)		—		—		20,043		44,364
Interest expense		13,468		39,957		14,611		42,096
Commission expense		575		4,818		496		4,345
Selling and administrative expenses (Note 25)		7,784		19,008		5,584		20,720

		21,827		63,783		40,734		111,525

Operating income		78,328		307,751		173,734		521,797
Non-operating income		40		554		48		272
Non-operating expense		—		—		—		—
Income before income tax (benefit)		78,368		308,305		173,782		522,069
Income tax expense (benefit) (Note 15)		(2,955)		(10,743)		65		88

Net income	(Won)	81,323	(Won)	319,048	(Won)	173,717	(Won)	521,981

Per share data (Note 16)
Basic and diluted earnings per share	(Won)	237	(Won)	930	(Won)	536	(Won)	1,633

The accompanying notes are an integral part of these non-consolidated financial statements.

See Report of Independent Accountants

KB Financial Group Inc.

Non-Consolidated Statements of Changes in Shareholders’ Equity

For the nine-month periods ended September 30, 2010 and 2009

(in millions of Korean won)	Capital stock		Capital surplus		Capital adjustment		Accumulated other comprehensive income and loss		Retained earnings		Total
January 1, 2009	(Won)	1,781,758	(Won)	15,473,511	(Won)	(3,145,102)	(Won)	1,087,503	(Won)	630,941	(Won)	15,828,611
Issuance of common shares		150,000		955,341		—		—		—		1,105,341
Net income		—		—		—		—		521,981		521,981
Changes in equity method investments		—		—		(21,175)		(5,701)		5,739		(21,137)

September 30, 2009	(Won)	1,931,758	(Won)	16,428,852	(Won)	(3,166,277)	(Won)	1,081,802	(Won)	1,158,661	(Won)	17,434,796

January 1, 2010	(Won)	1,931,758	(Won)	16,428,852	(Won)	(2,918,990)	(Won)	1,232,279	(Won)	1,177,731	(Won)	17,851,630
Distribution of dividends		—		—		—		—		(78,897)		(78,897)
Net income		—		—		—		—		319,048		319,048
Changes in equity method investments		—		—		(172)		184,601		3,053		187,482

September 30, 2010	(Won)	1,931,758	(Won)	16,428,852	(Won)	(2,919,162)	(Won)	1,416,880	(Won)	1,420,935	(Won)	18,279,263

The accompanying notes are an integral part of these non-consolidated financial statements.

See Report of Independent Accountants

KB Financial Group Inc.

Non-Consolidated Statements of Cash Flows

For the nine-month periods ended September 30, 2010 and 2009

(in millions of Korean won)	2010		2009
Cash flows from operating activities
Net income	(Won)	319,048	(Won)	521,981
Adjustments to reconcile net income to net cash provided by operating activities
Loss on valuation of equity method investments		—		44,364
Provision for severance benefits		1,252		1,544
Share-based compensation		585		721
Depreciation		673		1,273
Amortization of intangible assets		631		541
Interest expense		690		558
Gain on valuation of equity method investments		(344,363)		(623,339)
Reversal of allowance for loan losses		(50)		(150)
Gain on valuation of pension plan assets		(119)		(119)

		(340,701)		(574,607)

Changes in operating assets and liabilities
Decrease in equity method investments due to dividend distribution		95,305		98,200
Decrease (increase) in accounts receivable		(70,821)		2
Decrease (increase) in accrued income		4,497		(1,320)
Decrease (increase) in prepaid expenses		(93)		781
Decrease (increase) in other assets		(78)		185
Increase (decrease) in accounts payable		3,364		(93)
Increase in income tax payable		59,474		—
Increase in accrued expense		232		2,296
Increase (decrease) in deferred tax liabilities		(2,876)		88
Payment of severance benefits		(1,244)		—
Increase in accrued severance benefits		1,214		109
Decrease (increase) in pension plan assets		20		(72)
Increase in withholding tax payables		109		212
Decrease in other liabilities		(35)		—

		89,068		100,388

Net cash provided by operating activities		67,415		47,762

KB Financial Group Inc.

Non-Consolidated Statements of Cash Flows

For the nine-month periods ended September 30, 2010 and 2009

(in millions of Korean won)	2010		2009
Cash flows from investing activities
Collection of loans		10,000		100,000
Decrease in guarantee deposits		220		—
Acquisition of equity method investments		—		(376,091)
Loans granted		—		(70,000)
Acquisition of property and equipment		(255)		(175)
Purchase of intangible assets		(87)		(1,212)
Increase in guarantee deposits		(7,316)		(7,609)

Net cash provided by (used in) investing activities		2,562		(355,087)

Cash flows from financing activities
Proceeds from borrowings		—		495,000
Proceeds from issuing debentures		—		299,066
Issuance of common shares		—		1,105,341
Repayment of borrowings		—		(727,000)
Distribution of dividends		(78,897)		—

Net cash provided by (used in) financing activities		(78,897)		1,172,407

Net increase (decrease) in cash and cash equivalents		(8,920)		865,082
Cash and cash equivalents (Note 18)
Beginning of period		845,363		1,846

End of period	(Won)	836,443	(Won)	866,928

The accompanying notes are an integral part of these non-consolidated financial statements.

See Report of Independent Accountants

KB Financial Group Inc.

Notes to Non-Consolidated Financial Statements

September 30, 2010 and 2009

1. The Company

KB Financial Group Inc. (the “Company”), in accordance with Financial Holding Companies Act, was established on September 29, 2008, through stock transfer with former shareholders of Kookmin Bank, KB Investment & Securities Co., Ltd., KB Asset Management Co., Ltd., KB Real Estate Trust Co., Ltd., KB Investment Co., Ltd., KB Futures Co., Ltd., KB Credit Information Co., Ltd., and KB Data Systems Co., Ltd. in order to provide management services and financing to associated companies. The headquarters are located at 9-1 Namdaemunro 2-ga, Jung-gu, Seoul. The Company’s common stock as of September 30, 2010 is (Won) 1,931,758 million.

The Company is authorized to issue 1,000 million shares. The Company was listed on the Korea Exchange (“KRX”) on October 10, 2008, and was also listed on the New York Stock Exchange (“NYSE”) for its American Depositary Shares (“ADS”) on September 29, 2008.

The major shareholder as of September 30, 2010, is:

Name of Shareholder	Number of Shares Owned	Percentage of Ownership (%)
Franklin Resources Inc.	19,492,464	5.05

Details of its subsidiaries are as follows:

(1) Kookmin Bank

Kookmin Bank (the “Bank”) was established in 1963 under the Citizens National Bank Act to provide and administer funds for financing to the general public and small businesses. Pursuant to the repeal of the Citizens National Bank Act, effective January 5, 1995, the Bank has conducted its operations in accordance with the provisions of the General Banking Act. The Bank merged with Korea Long Term Credit Bank on December 31, 1998, and with Daegu, Busan, Jeonnam Kookmin Mutual Savings & Finance Co., Ltd. on August 22, 1999. Also, under the decision of the Financial Services Commission in accordance with the Structural Improvement of the Financial Industry Act, the Bank purchased certain assets, including loans classified either as normal or precautionary, and assumed most of the liabilities of Daedong Bank on June 29, 1998. Also, the Bank completed the legal consolidation with Housing and Commercial Bank (“H&CB”) on October 31, 2001 and merged with Kookmin Credit Card Co., Ltd., a majority-owned subsidiary, on September 30, 2003. Kookmin Bank’s common stock as of September 30, 2010, is (Won) 2,481,896 million.

The Bank’s shares have been listed on the KRX since September 1994. As a result of the business combination with H&CB, the former shareholders of the Bank and H&CB received new common shares of the Bank on the basis of a pre-determined ratio. The new common shares of the Bank were listed on the KRX on November 9, 2001. In addition, the Bank listed its ADS on the NYSE on November 1, 2001, following the consolidation with H&CB. H&CB listed its ADS on the NYSE on October 3, 2000, prior to the business combination. The Bank became a wholly owned subsidiary of the Company through a comprehensive stock transfer on September 29, 2008. In addition, the Bank’s listed shares and depositary shares on the KRX and the NYSE were delisted on October 10, 2008 and September 26, 2008, respectively.

See Report of Independent Accountants

KB Financial Group Inc.

Notes to Non-Consolidated Financial Statements

September 30, 2010 and 2009

The Bank is engaged in the banking, trust, credit card and other relevant businesses according to the provisions of the General Banking Act, Capital Market and Financial Investment Business Act and Specialized Credit Financial Business Act, respectively. The Bank, with headquarters based in Seoul, operates through 1,171 domestic branches and offices, and six overseas branches (excluding three subsidiaries and two offices) as of September 30, 2010.

(2) KB Investment & Securities Co., Ltd.

KB Investment & Securities Co., Ltd. (the “KB Investment & Securities”) was established on August 16, 1995, to engage in investment trading service, brokerage service, and financial investment business service which is under the provision of the Capital Market and Financial Investment Business Act and other relating services. On March 11, 2008, the former name of Hannuri Investment & Securities changed to KB Investment & Securities. Its headquarters are located in Seoul. KB Investment & Securities common stock as of September 30, 2010, is (Won) 78,000 million.

(3) KB Life Insurance Co., Ltd.

KB Life Insurance Co., Ltd. (the “KB Life Insurance”) was established on April 29, 2004, to engage in financial insurance operations. On May 31, 2004, the company merged with Hanil Life Insurance Co., Ltd., undertaking all the insurance contracts and related assets and liabilities. The life insurance business under the Insurance Business Act is one of the company’s major business operations. Its headquarters are located in Seoul. KB Life Insurance’s common stock as of September 30, 2010, is (Won) 156,000 million.

(4) KB Asset Management Co., Ltd.

KB Asset Management Co., Ltd. (the “KB Asset Management”) was established on April 1988 to engage in investment advisory services including consulting and providing information on investment in securities and on July 1997, started to engage in collective investment business (previously known as security investment trust operations) under the Capital Market and Financial Investment Business Act (previously called the Security Investment Trust Business Act). Its headquarters are located in Seoul. KB Asset Management’s common stock as of September 30, 2010, is (Won) 38,338 million.

(5) KB Real Estate Trust Co., Ltd.

KB Real Estate Trust Co., Ltd. (the “KB Real Estate Trust”) was established on December 3, 1996, to provide real estate trust services including land trust. Under the Capital Market and Financial Investment Business Act (previously called the Trust Business Act), Financial Services Commission authorized the company to engage in real estate trust service. On September 16, 2002, the name of the company changed to KB Real Estate Trust Co., Ltd. from Jooeun Real Estate Trust Inc. The 22 land trust operations are in progress, and a number of other trust services such as collateral trusts are already engaged and ready to operate. Its headquarters are located in Seoul. KB Real Estate Trust’s common stock as of September 30, 2010, is (Won) 80,000 million.

See Report of Independent Accountants

KB Financial Group Inc.

Notes to Non-Consolidated Financial Statements

September 30, 2010 and 2009

(6) KB Investment Co., Ltd.

KB Investment Co., Ltd. (the “KB Investment”) was established on March 27, 1990, to provide services to small startup companies. Its main business is to invest in venture companies and small startup companies, and to organize startup investment cooperatives and private equity funds. On April 3, 1990, the company under Section 7 of the Support for Small and Medium Enterprise Establishment Act was listed on Small Business Administration as a small startup business investment organization. KB Investment purchases impaired loans, invests in companies under debt restructuring process, and sells reorganized companies after normalization. On March 2001, the company, under the Industrial Development Act, registered as Corporate Restructuring Company in the Ministry of Knowledge Economy. Its headquarters are located in Seoul. KB Investment’s common stock as of September 30, 2010, is (Won) 44,759 million.

(7) KB Futures Co., Ltd.

KB Futures Co., Ltd. (the “KB Futures”) was established on March 1997 to engage in futures trading, trust, intermediation, or brokerage services. The company became a member of the KRX on January 8, 1999. Its headquarters are located in Seoul. KB Futures’ common stock as of September 30, 2010, is (Won) 20,000 million.

(8) KB Credit Information Co., Ltd.

KB Credit Information Co., Ltd. (the “KB Credit Information”) was established on October 9, 1999, under the Credit Information Protection Act to engage in loan collection services and credit research services. On May 2, 2002, the company merged with KM Credit Information Inc. to improve management of subsidiaries. As approved by its shareholders on October 28, 2002, its name was changed from Kookeun Credit Information Co., Ltd. to KB Credit Information Co., Ltd. Its headquarters are located in Seoul. KB Credit Information’s common stock as of September 30, 2010, is (Won) 6,262 million.

(9) KB Data Systems Co., Ltd.

KB Data Systems, Co., Ltd. (the “KB Data Systems”) was established on September 1991 to engage in computer system development and its sales, system maintenance, and information technology outsourcing services. Its headquarters are located in Seoul. KB Data Systems’ common stock as of September 30, 2010, is (Won) 8,000 million.

See Report of Independent Accountants

KB Financial Group Inc.

Notes to Non-Consolidated Financial Statements

September 30, 2010 and 2009

The percentage of ownership in subsidiaries as of September 30, 2010, is as follows:

Investors	Investees	Number of Shares	Ownership(%)
KB Financial Group Inc.	Kookmin Bank	496,379,116	100.00
	KB Investment & Securities Co., Ltd.	15,600,000	100.00
	KB Life Insurance Co., Ltd.	15,912,000	51.00
	KB Asset Management Co., Ltd.	7,667,550	100.00
	KB Real Estate Trust Co., Ltd.	16,000,000	100.00
	KB Investment Co., Ltd.	8,951,797	100.00
	KB Futures Co., Ltd.	4,000,000	100.00
	KB Credit Information Co., Ltd.	1,252,400	100.00
	KB Data Systems Co., Ltd.	800,000	100.00

Kookmin Bank	KB Financial Group Inc.	43,322,704	11.21
	Kookmin Bank Cambodia PLC.	132,600	51.00
	Kookmin Bank Int’l Ltd. (London)	20,000,000	100.00
	Kookmin Bank Hong Kong Ltd.	2,000,000	100.00

KB Investment & Securities Co., Ltd.	KB Investment & Securities Hong Kong Limited	3,000,000	100.00
	KB-Glenwood Private Equity Fund 1[1]	1	0.03

KB Investment Co., Ltd.	NPS-KBIC Private Equity Fund No.1[2]	4,378,209,280	2.56
	KBIC Private Equity Fund No. 3[2]	2,050,000,000	2.00
	Burrill-KB Life Sciences Fund[2,3]	372,401,633	35.53

See Report of Independent Accountants

KB Financial Group Inc.

Notes to Non-Consolidated Financial Statements

September 30, 2010 and 2009

The percentage of ownership in subsidiaries as of December 31, 2009, was as follows:

Investors	Investees	Number of Shares	Ownership(%)
KB Financial Group Inc.	Kookmin Bank	496,379,116	100.00
	KB Investment & Securities Co., Ltd.	15,600,000	100.00
	KB Life Insurance Co., Ltd.	15,912,000	51.00
	KB Asset Management Co., Ltd.	7,667,550	100.00
	KB Real Estate Trust Co., Ltd.	16,000,000	100.00
	KB Investment Co., Ltd.	8,951,797	100.00
	KB Futures Co., Ltd.	4,000,000	100.00
	KB Credit Information Co., Ltd.	1,252,400	100.00
	KB Data Systems Co., Ltd.	800,000	100.00

Kookmin Bank	KB Financial Group Inc.	43,322,704	11.21
	Kookmin Bank Cambodia PLC.	132,600	51.00
	Kookmin Bank Int’l Ltd. (London)	20,000,000	100.00
	Kookmin Bank Hong Kong Ltd.	2,000,000	100.00

KB Investment & Securities Co., Ltd.	KB Investment & Securities Hong Kong Limited	2,000,000	100.00
	KB-Glenwood Private Equity Fund 1[1]	1	0.03

KB Investment Co., Ltd.	NPS-KBIC Private Equity Fund No.1[2]	4,510,720,000	2.56
	Burrill-KB Life Sciences Fund[2]	—	—

[1]	KB Investment & Securities Co., Ltd. is involved in the management as a general partner.

[2]	KB Investment Co., Ltd. is involved in the management as a general partner.

[3]	KB Investment Co., Ltd. holds 35.53% of total ownership in Burrill-KB Life Sciences Fund, whereas the committed percentage of ownership is no more than 34.44%.

See Report of Independent Accountants

KB Financial Group Inc.

Notes to Non-Consolidated Financial Statements

September 30, 2010 and 2009

2. Significant Accounting Policies

The Korea Accounting Institute has published a series of Statements of Korea Accounting Standards (“SKAS”). The Company has adopted SKAS No. 1 through No. 24, except No. 14, and No. 101, in the preparation of its financial statements as of and the nine-month period ended September 30, 2010. Significant accounting policies followed in the preparation of these financial statements are as follows:

Equity Method Investments

Investments in equity securities of subsidiaries, over which the Company exercises a significant control or influence, are accounted for using the equity method. Under the equity method, the Company accounts for its proportionate ownership in the book value of the subsidiary in current operations as adjustment to income or loss, retained earnings, capital surplus, capital adjustments, or accumulated other comprehensive income depending on the nature of the underlying change in the book value of the subsidiaries. The acquisition cost of the Company stock owned by its subsidiaries is deducted from the Company’s equity method investments and accounted for as capital adjustment.

The Company discontinues the equity method in accounting for equity method investments when the Company’s share of accumulated losses equals the costs of the investments, and until the subsequent cumulative changes in its proportionate net income of the subsidiaries equals its cumulative proportionate net losses not recognized during the periods when the equity method was suspended.

Any significant difference between expected cash flows from equity method investments and the Company’s proportionate ownership in the net book value of the investees is accounted for as impairment loss from equity method investments. When the estimated future expected cash flows from equity method investments exceed the carrying value after impairment, such recovery is recorded in current operations up to the recorded impairment loss amount.

If the equity method investee is one of the Company’s subsidiaries and is subject to consolidation, the changes, arising from additional stock purchase or capital increase and from the net difference of net asset value of investee and acquisition cost in net asset from the date of consolidation, are reflected as changes in capital surplus or capital adjustment in the Company’s statement of financial position.

The excess of the acquisition cost over the proportionate fair value of the investee’s net asset is amortized using the straight-line method up to a maximum of 20 years. The excess of the proportionate fair value of net asset over the acquisition cost (“the excess”), arising from the agreed expected future loss or expense, is recognized as income when expected future loss or expense is incurred. The excess up to the fair value of identifiable non-monetary assets is recognized as income over the years using the weighted average useful lives of non-monetary assets. The excess over fair value of identifiable non-monetary assets is recognized as income and reflected in the equity method investments.

Unrealized gains or losses on transactions between the Company and its subsidiaries are eliminated to the extent of the Company’s interest in each equity method investee. Unrealized gains or losses from downstream sales are fully eliminated and reflected in equity method investments.

See Report of Independent Accountants

KB Financial Group Inc.

Notes to Non-Consolidated Financial Statements

September 30, 2010 and 2009

Allowance for Loan Losses

The Company provides an allowance for loan losses based on reasonable and objective analysis of the borrowers’ capacity to repay their obligation.

Property and Equipment

The cost of property and equipment includes purchase costs, incidental costs directly related to preparing the property and equipment for use, and the discounted estimated costs to remove, dismantle or restore property and equipment at the end of the estimated useful lives of the related assets, when these costs meet the conditions for the recognition of liabilities.

Property and equipment are recorded as net of accumulated depreciation and impairment loss. Depreciation is computed using declining balance method based on the estimated useful lives of the assets as follows:

Items	Depreciation Method	Estimated Useful Life
Property and equipment	Declining balance method	4 years

The Company’s land is revalued periodically by an independent appraiser. Any gain on revaluation, net of tax, is credited to accumulated other comprehensive income. On the other hand, loss on revaluation, net of tax, is first netted against accumulated other comprehensive income and the remainder is included in current operations.

Betterments and renewals, enhancing the value of the assets over their recently appraised value, are capitalized. However, routine maintenance and repairs are charged to expense as incurred.

The Company assesses the potential impairment of property and equipment when there is evidence that events or changes in circumstances have made the recovery of an asset’s carrying value unlikely. The carrying value of the assets is reduced to the estimated realizable value, and an impairment loss is recorded as a reduction in the carrying value of the related asset and charged to current operations. However, the recovery of the impaired assets is recorded in current operations up to the cost of the assets before impairment, net of accumulated depreciation, when the estimated recoverable value of the assets exceeds the carrying value after impairment.

Intangible Assets

Intangible assets included in other assets are recorded at their production costs or purchase costs plus incidental expenses less accumulated amortization. Intangible assets are amortized over the estimated economic useful lives of the related assets as follows:

Items	Amortization Method	Estimated Useful Life
Software	Straight-line	4 years
Others	Straight-line	4 years

See Report of Independent Accountants

KB Financial Group Inc.

Notes to Non-Consolidated Financial Statements

September 30, 2010 and 2009

The Company assesses the potential impairment of intangible assets when there is evidence that events or changes in circumstances have made the recovery of an asset’s carrying value unlikely. The carrying value of the intangible assets is reduced to the estimated realizable value, and an impairment loss is recorded as a reduction in the carrying value of the related asset and charged to current operations. However, the recovery of the impaired intangible assets is recorded in current operations up to the cost of the intangible assets before impairment, net of accumulated amortization, when the estimated recoverable value of the assets exceeds the carrying value after impairment.

Discounts on Debentures

Discounts on debentures are amortized over the term of the debentures using the effective interest rate method. Amortization of the discount is recorded as part of interest expense.

Accrued Severance Benefits

Employees and officers with at least a year of service are entitled to receive a lump-sum payment upon termination of their employment, based on their length of service and rate of pay at the time of termination. Accrued severance benefits represent the amount which would be payable assuming all eligible employees and officers were to terminate their employment at the end of each reporting period.

The Company has adopted a defined benefit pension. Accrued severance benefits and accrued pension benefits are recognized as liabilities for employees and for retired employees, respectively, who are qualified and elect to receive payments from the pension plan.

The accrued severance benefits and accrued pension benefits are presented as net of pension plan assets, and when pension plan assets exceed the accrued severance benefits and accrued pension benefits, the excess amount is presented as an investment asset.

Share-Based Payments

The fair value of the goods or employee services received in exchange for the grant of the options is recognized as expense and capital adjustment when the settlement term is equity-settled share-based payment. If the fair value of goods or employee services cannot be estimated reliably, the fair value is estimated based on the fair value of the equity granted.

For cash-settled share-based payments, the fair value of the obligation the Company will assume is determined by the fair value of the goods or employee services received in exchange for the grant of the options. Until the liability is settled, the Company is required to measure the fair value at the end of reporting period and at settlement date. The change in fair value is recognized as expense.

Share-based payment transactions with an option for the parties to choose between cash and equity settlement are accounted for based on the substance of the transaction.

Income Tax and Deferred Income Tax

Income tax expense includes the current income tax under the relevant income tax law and the changes in deferred tax assets or liabilities. Deferred tax assets and liabilities represent temporary differences between financial reporting and the tax bases of assets and liabilities. Deferred tax assets and liabilities recognized are the amounts which will be credited or charged to income tax expense in the period the related temporary differences reverse in the future.

See Report of Independent Accountants

KB Financial Group Inc.

Notes to Non-Consolidated Financial Statements

September 30, 2010 and 2009

Deferred tax effects applicable to items in the shareholders’ equity are directly reflected in the shareholders’ equity.

Consolidated Taxation

The Company, after adopting the consolidated taxation system, uses the systematic and reasonable method to calculate the consolidated tax all subsidiaries and the related refunds and payable of each subsidiary. Accordingly, the Company accounts for the consolidated tax as income tax payable on behalf of its subsidiaries.

Provision and Contingent Liabilities

When there is a probability that an outflow of economic benefits will occur due to a present obligation resulting from a past event, and whose amount is reasonably estimable, a corresponding amount of provision is recognized in the financial statements. However, when such outflow is dependent upon a future event, is not certain to occur, or cannot be reliably estimated, a disclosure regarding the contingent liability is made in the notes to the financial statements.

3. Cash and Due from Bank

Cash and due from bank as of September 30, 2010, and December 31, 2009, are as follows:

(in millions of Korean won)	Bank	Interest Rate (%) as of 09. 30. 2010	2010	2009
Due from bank	Kookmin Bank	2.20 ~ 3.00	(Won)836,446	(Won)	845,366

Restricted cash and due from bank as of September 30, 2010, and December 31, 2009, are as follows:

(in millions of Korean won)	2010		2009		Restriction
Due from Bank in won	(Won)	3	(Won)	3	Guarantee deposits

See Report of Independent Accountants

KB Financial Group Inc.

Notes to Non-Consolidated Financial Statements

September 30, 2010 and 2009

4. Equity Method Investments

Equity method investments as of September 30, 2010, are as follows:

(in millions of Korean won)			2010
Investees	Number of Shares	Ownership(%)	Acquisition Cost		Book Value
Kookmin Bank	496,379,116	100.00	(Won)	13,027,020	(Won)	17,132,915
KB Investment & Securities Co., Ltd.	15,600,000	100.00		418,331		380,276
KB Life Insurance Co., Ltd.	15,912,000	51.00		76,091		110,986
KB Asset Management Co., Ltd.	7,667,550	100.00		101,961		116,957
KB Real Estate Trust Co., Ltd.	16,000,000	100.00		107,643		131,003
KB Investment Co., Ltd.	8,951,797	100.00		104,741		108,616
KB Futures Co., Ltd.	4,000,000	100.00		35,734		41,364
KB Credit Information Co., Ltd.	1,252,400	100.00		42,721		24,380
KB Data Systems Co., Ltd.	800,000	100.00		16,698		8,353

			(Won)	13,930,940	(Won)	18,054,850

Equity method investments as of December 31, 2009, were as follows:

(in millions of Korean won)			2009
Investees	Number of Shares	Ownership(%)	Acquisition Cost		Book Value
Kookmin Bank	496,379,116	100.00	(Won)	13,027,020	(Won)	16,774,896
KB Investment & Securities Co., Ltd.	15,600,000	100.00		418,331		369,849
KB Life Insurance Co., Ltd.[1]	15,912,000	51.00		76,091		77,284
KB Asset Management Co., Ltd.	7,667,550	100.00		101,961		96,312
KB Real Estate Trust Co., Ltd.	16,000,000	100.00		107,643		121,553
KB Investment Co., Ltd.	8,951,797	100.00		104,741		104,910
KB Futures Co., Ltd.	4,000,000	100.00		35,734		37,363
KB Credit Information Co., Ltd.	1,252,400	100.00		42,721		23,621
KB Data Systems Co., Ltd.	800,000	100.00		16,698		6,334

			(Won)	13,930,940	(Won)	17,612,122

[1]	The Company acquired 51% ownership in KB Life Insurance Co., Ltd., which was previously owned by Kookmin Bank, during the year ended December 31, 2009.

See Report of Independent Accountants

KB Financial Group Inc.

Notes to Non-Consolidated Financial Statements

September 30, 2010 and 2009

The changes in the difference between the acquisition cost of investment and the amount of the underlying equity in investee’s net assets for the nine-month period ended September 30, 2010, are as follows:

(in millions of Korean won)	Beginning Balance		Increase		Amortization		Ending Balance
KB Investment & Securities Co., Ltd.	(Won)	70,265	(Won)	—	(Won)	17,091	(Won)53,174

The changes in the difference between the acquisition cost of investment and the amount of the underlying equity in investee’s net assets for the year ended December 31, 2009, were as follows:

(in millions of Korean won)	Beginning Balance		Increase		Amortization		Ending Balance
KB Investment & Securities Co., Ltd.	(Won)	93,054	(Won)	—	(Won)	22,789	(Won)70,265

The changes in equity method investments resulting from equity method valuation for the nine-month period ended September 30, 2010, are as follows:

(in millions of Korean won)							Valuation under Equity Method								Ending Balance
Investees	Beginning Balance		Acquisition		Dividends		Retained Earnings		Gain on Valuation of Equity Method Investments		Capital Adjustment		Accumulated Other Comprehensive Income
Kookmin Bank[1]	(Won)	16,774,896	(Won)	—	(Won)	(95,305)	(Won)	4,937	(Won)	289,684	(Won)	—	(Won)	158,703	(Won)	17,132,915
KB Investment & Securities Co., Ltd.		369,849		—		—		(1,884)		7,357		—		4,954		380,276
KB Life Insurance Co., Ltd.		77,284		—		—		—		10,037		—		23,665		110,986
KB Asset Management Co., Ltd.		96,312		—		—		—		20,306		—		339		116,957
KB Real Estate Trust Co., Ltd.		121,553		—		—		—		9,253		—		197		131,003
KB Investment Co., Ltd.		104,910		—		—		—		1,614		—		2,092		108,616
KB Futures Co., Ltd.		37,363		—		—		—		3,334		—		667		41,364
KB Credit Information Co., Ltd.		23,621		—		—		—		759		—		—		24,380
KB Data Systems Co., Ltd.		6,334		—		—		—		2,019		—		—		8,353

	(Won)	17,612,122	(Won)	—	(Won)	(95,305)	(Won)	3,053	(Won)	344,363	(Won)	—	(Won)	190,617	(Won)	18,054,850

[1]

The beginning and ending balances of the investments in Kookmin Bank are net of (Won)2,476,809 million. This amount represents the Company’s issued shares owned by Kookmin Bank, and is accounted for as capital adjustment in the Company’s statement of financial position.

See Report of Independent Accountants

KB Financial Group Inc.

Notes to Non-Consolidated Financial Statements

September 30, 2010 and 2009

The changes in equity method investments resulting from equity method valuation for the year ended December 31, 2009, were as follows:

(in millions of Korean won)							Valuation under Equity Method
Investees	Beginning Balance		Acquisition		Dividends		Retained Earnings		Gain (Loss) on Valuation of Equity Method Investments		Capital Adjustment		Accumulated Other Comprehensive Income (Loss)		Ending Balance
Kookmin Bank[1]	(Won)	15,506,919	(Won)	300,000	(Won)	—	(Won)	6,972	(Won)	598,319	(Won)	232,052	(Won)	130,634	(Won)	16,774,896
KB Investment & Securities Co., Ltd.		419,267		—		—		—		(64,482)		—		15,064		369,849
KB Life Insurance Co., Ltd.[2]		—		76,091		—		—		10,182		(7,836)		(1,153)		77,284
KB Asset Management Co., Ltd.		116,458		—		(49,000)		—		28,783		—		71		96,312
KB Real Estate Trust Co., Ltd.		97,469		—		—		—		24,044		—		40		121,553
KB Investment Co., Ltd.		103,788		—		—		—		2,391		—		(1,269)		104,910
KB Futures Co., Ltd.		38,206		—		(9,000)		—		6,178		—		1,979		37,363
KB Credit Information Co., Ltd.		44,488		—		(25,200)		—		4,333		—		—		23,621
KB Data Systems Co., Ltd.		18,457		—		(15,000)		—		2,877		—		—		6,334

	(Won)	16,345,052	(Won)	376,091	(Won)	(98,200)	(Won)	6,972	(Won)	612,625	(Won)	224,216	(Won)	145,366	(Won)	17,612,122

[1]

The beginning and ending balances of the investments in Kookmin Bank are net of (Won)2,710,349 million and (Won)2,476,809 million, respectively. These amounts represent the Company’s issued shares owned by Kookmin Bank, and are accounted for as capital adjustment in the Company’s statement of financial position.

[2]

The changes in equity method investment due to net income and changes in accumulated other comprehensive income of KB Life Insurance Co., Ltd. represent amounts for the nine-month period ended December 31, 2009.

The subsidiaries’ reviewed financial statements as of September 30, 2010, were used in the application of the equity method. Financial information of above subsidiaries is disclosed in Notes 20 and 21.

Unrealized gain and loss as of September 30, 2010, and December 31, 2009, are listed below:

(in millions of Korean won)	2010				2009
	Unrealized Loss		Unrealized Gain		Unrealized Loss		Unrealized Gain
Kookmin Bank	(Won)	113	(Won)	(65,112)	(Won)	—	(Won)	(82,600)
KB Investment & Securities Co., Ltd.		507		—		502		(432)
KB Real Estate Trust Co., Ltd.		250		(52)		250		—
KB Investment Co., Ltd.		50		—		100		—
KB Credit Information Co., Ltd.		15		—		15		—
KB Data Systems Co., Ltd.		42		(10,230)		36		(10,508)

	(Won)	977	(Won)	(75,394)	(Won)	903	(Won)	(93,540)

See Report of Independent Accountants

KB Financial Group Inc.

Notes to Non-Consolidated Financial Statements

September 30, 2010 and 2009

5. Loans Receivable

Loans receivable as of September 30, 2010 and December 31, 2009, are as follows:

(in millions of Korean won)	Debtors	Interest Rate (%) as of 9. 30. 2010	2010		2009
General loans in won	KB Real Estate Trust Co., Ltd.	4.92	(Won)	50,000	(Won)	50,000
	KB Investment Co., Ltd.	4.87		10,000		20,000
Subordinated loans in won	KB Investment & Securities Co., Ltd.	6.16		100,000		100,000

				160,000	(Won)	170,000

The maturities of loans receivable as of September 30, 2010, are as follows:

(in millions of Korean won)	3 Months		4 to 6 Months		7 to 12 Months		1 to 3 Years		Over 3 Years		Total
Loans in won	(Won)	—	(Won)	—	(Won)	60,000	(Won)	—	(Won)	100,000	(Won)	160,000

The maturities of loans as of December 31, 2009, were as follows:

(in millions of Korean won)	3 Months		4 to 6 Months		7 to 12 Months		1 to 3 Years		Over 3 Years		Total
Loans in won	(Won)	—	(Won)	20,000	(Won)	—	(Won)	50,000	(Won)	100,000	(Won)	170,000

The provision ratios for possible loan losses as of September 30, 2010, and December 31, 2009, are as follows:

(in millions of Korean won)	2010		2009
Loans subjected to provision	(Won)	160,000	(Won)	170,000
Allowance for loan losses		800		850
Provision ratio (%)		0.50		0.50

The changes in loans receivable subjected to provision for possible losses for the nine-month period ended September 30, 2010, and for the year ended December 31, 2009, are as follows:

(in millions of Korean won)	2010		2009
Beginning balance	(Won)	850	(Won)	1,000
Reversal of allowance for loans losses		50		150

Ending balance	(Won)	800	(Won)	850

See Report of Independent Accountants

KB Financial Group Inc.

Notes to Non-Consolidated Financial Statements

September 30, 2010 and 2009

6. Property and Equipment

The changes in property and equipment for the nine-month period ended September 30, 2010, are as follows:

(in millions of Korean won)	Beginning Balance		Acquisition		Depreciation		Ending Balance
Property and equipment	(Won)	1,718	(Won)	255	(Won)	673	(Won)	1,300

The changes in property and equipment for the year ended December 31, 2009, were as follows:

(in millions of Korean won)	Beginning Balance		Acquisition		Depreciation		Ending Balance
Property and equipment	(Won)	3,214	(Won)	213	(Won)	1,709	(Won)	1,718

Property and equipment insured as of September 30, 2010, are as follows:

(in millions of Korean won)	Asset Insured	Insurance Coverage	Insurance Company
Package insurance	Property and equipment	(Won)3,958	Samsung Fire & Marine Insurance Co., Ltd.

7. Other Assets

Other assets as of September 30, 2010, and December 31, 2009, consist of

(In millions of Korean won)	2010		2009
Guarantee deposits paid (Note 19)	(Won)	29,767	(Won)	22,671
Accounts receivable (Note 19)		70,821		—
Accrued income		5,050		9,547
Prepaid expenses		436		343
Intangible assets, net		1,965		2,509
Miscellaneous assets		116		38

	(Won)	108,155	(Won)	35,108

The changes in intangible assets for the nine-month period ended September 30, 2010, are as follows:

(in millions of Korean won)	Beginning Balance		Acquisition		Amortization		Ending Balance
Software	(Won)	1,125	(Won)	51	(Won)	297	(Won)	879
Other intangible assets		1,384		36		334		1,086

	(Won)	2,509	(Won)	87	(Won)	631	(Won)	1,965

See Report of Independent Accountants

KB Financial Group Inc.

Notes to Non-Consolidated Financial Statements

September 30, 2010 and 2009

The changes in intangible assets for the year ended December 31, 2009, were as follows:

(in millions of Korean won)	Beginning Balance		Acquisition		Amortization		Ending Balance
Software	(Won)	1,388	(Won)	120	(Won)	383	(Won)	1,125
Other intangible assets		621		1,129		366		1,384

	(Won)	2,009	(Won)	1,249	(Won)	749	(Won)	2,509

8. Debts

Debentures issued by the Company as of September 30, 2010, and December 31, 2009, are as follows:

(in millions of Korean won)	Issued Date	Maturity Date	Interest Rate (%) as of 9. 30. 2010	2010		2009
Unguaranteed debentures No. 1	2008-12-12	2011-12-12	7.48	(Won)	500,000	(Won)	500,000
Unguaranteed debentures No. 2-1	2009-03-20	2011-03-20	4.98		250,000		250,000
Unguaranteed debentures No. 2-2	2009-03-20	2012-03-20	5.30		50,000		50,000

					800,000		800,000
Less: Discounts on debentures					(889)		(1,579)

				(Won)	799,111	(Won)	798,421

The maturities of debentures as of September 30, 2010, are as follows:

(in millions of Korean won)	3 Months		4 to 6 Months		7 to 12 Months		1 to 3 Years		Total
Debentures	(Won)	—	(Won)	250,000	(Won)	—	(Won)	550,000	(Won)	800,000

The maturities of debentures as of December 31, 2009, were as follows:

(in millions of Korean won)	3 Months		4 to 6 Months		7 to 12 Months		1 to 3 Years		Total
Debentures	(Won)	—	(Won)	—	(Won)	—	(Won)	800,000	(Won)	800,000

See Report of Independent Accountants

KB Financial Group Inc.

Notes to Non-Consolidated Financial Statements

September 30, 2010 and 2009

9. Other Liabilities

Other liabilities as of September 30, 2010, and December 31, 2009, are as follows:

(In millions of Korean won)	2010		2009
Accounts payable (Note 19)	(Won)	3,563		199
Income tax payable		59,474		—
Accrued expense (Note 14)		6,131		5,314
Deferred income tax liabilities (Note 15)		9,559		6,247
Withholding taxes		312		203
Accrued severance benefits, net (Note 10)		2,536		1,413
Miscellaneous liabilities		2		37

	(Won)	81,577	(Won)	13,413

10. Accrued Severance Benefits

The changes in accrued severance benefits for the nine-month period ended September 30, 2010, and for the year ended December 31, 2009, are summarized as follows:

(in millions of Korean won)	2010		2009
Beginning balances	(Won)	4,709	(Won)	3,346

Transferred from subsidiaries[1]		1,214		316
Provision		1,252		1,780
Payment		1,244		733

Accrued severance benefits		5,931		4,709
Less: Pension plan assets		(3,395)		(3,296)

Ending balances	(Won)	2,536	(Won)	1,413

[1]

Under the regulation on retirement benefits, accrued severance benefits of (Won) 1,214 million and (Won) 316 million for the nine-month period ended September 30, 2010, and for the year ended December 31, 2009, respectively, were transferred from subsidiaries where the employees have been previously employed. Accordingly, pension plan assets, amounting to (Won) 742 million and (Won) 154 million, were also transferred from subsidiaries along with accrued severance benefits.

Details of pension plan assets as of September 30, 2010, and December 31, 2009, are as follows:

(in millions of Korean won)	2010		2009
Cash and cash equivalents	(Won)	564	(Won)	1,046
Time deposits		2,831		2,250

	(Won)	3,395	(Won)	3,296

See Report of Independent Accountants

KB Financial Group Inc.

Notes to Non-Consolidated Financial Statements

September 30, 2010 and 2009

As of September 30, 2010, none of the retired employees has elected to receive the retirement pension benefit. Therefore, the Company is not subjected to any retirement pension benefit obligation, and there is no expected payment of retirement pension benefit within a year.

11. Capital Stock

Details of capital stock as of September 30, 2010, and December 31, 2009, are as follows:

(in Korean won, except per share amounts)	2010		2009
Number of shares authorized		1,000,000,000		1,000,000,000
Par value per share	(Won)	5,000	(Won)	5,000
Number of shares issued		386,351,693		386,351,693

12. Capital Surplus

The excess value, which is greater than capital reserve, of transferred shares of subsidiaries including treasury shares of Kookmin Bank over the Company’s issued capital stock is recorded as changes from valuation of equity method investments under the capital surplus of shareholders’ equity.

13. Retained Earnings

As required by Article 53 of the Financial Holding Company Act, the Company, each time it declares dividends, is required to appropriate, as a legal reserve, an amount equal to a minimum of 10% of annual net income, until such reserve equals its issued capital stock. The reserve is not available for the payment of cash dividends, but may be transferred to capital stock, or used to reduce accumulated deficit.

See Report of Independent Accountants

KB Financial Group Inc.

Notes to Non-Consolidated Financial Statements

September 30, 2010 and 2009

14. Share-Based Payments

Share-based payment plan, where the number of granted shares is determined by the long-term achievement, for executives and employees of the Company as of September 30, 2010, is as follows:

(in number of shares)		Grant Date	Maximum Granted Shares[5]	Grant Condition
Stock Grant	1st Series[1]	2008-09-29	13,627	Services fulfillment Achievements of targets on the basis of market and non-market performance
	2nd Series[2]	2009-03-27	3,090	Service fulfillment
	3rd Series[3]	2010-01-01	23,215	Services fulfillment Achievements of targets on the basis of market and non-market performance
	4th Series[4]	2010-07-13	217,033	Services fulfillment Achievements of targets on the basis of market and non-market performance

			256,965

[1]

In order to exercise stock grants, service for the remaining contract period need to be performed. Certain portion of granted shares will be compensated based on the fulfillment of service requirement. Other portion of granted shares will be compensated based on the following achievements: 30 % of granted shares will depend on targeted KPI, another 30% of granted shares will depend on targeted financial results of the Company, and the remaining 40% of granted shares will depend on targeted relative TSR.

[2]	The number of granted shares will be exercised upon the fulfillment of service requirement.

[3]

The 30 % of shares to be granted will depend on targeted KPI, another 30% of shares to be granted will depend on targeted financial results of the Company, and the remaining 40% of shares to be granted will depend on targeted relative TSR. However, certain granted shares will be compensated based on the achievement of the targeted KPI (50%) and relative TSR (50%).

[4]

The 37.5% of the shares to be granted will be based on the achievement of the targeted relative TSR, while another 37.5% will be based on the achievement of the targeted relative EPS. The remaining 25% will depend on the targeted qualitative index. A certain portion of granted shares will be compensated according to the following achievements: 30 % of granted shares will depend on targeted KPI, another 30% of granted shares will depend on targeted financial results of the Company, and the remaining 40% of granted shares will depend on targeted relative TSR. Other portion of granted shares will be compensated according to the following achievements: 40% of granted shares will depend on relative EPS, 40% of granted shares will depend on relative TSR, and 20% of granted shares will depend on targeted qualitative index.

See Report of Independent Accountants

KB Financial Group Inc.

Notes to Non-Consolidated Financial Statements

September 30, 2010 and 2009

[5]	Certain granted shares will be compensated over three years from the exercise date.

Share-based payment plan, where the number of granted shares is determined by the short-term achievement, for executives and employees of the Company as of September 30, 2010, is as follows:

(in number of shares)		Grant Date	Estimated Granted Shares[1]	Grant Condition
Stock Grant	Year 2010	2010-01-01	11,245	On the basis of service fulfillment period

[1]	The number of granted shares will be determined based on the achievements of the targets, and certain granted shares will be compensated over a three-year period.

Stock grant based on the long-term achievement will have the maximum number of granted shares determined on the date of contract and will be exercised in accordance with the achievement of the targeted performance. The Company may settle the payment by either cash or equity for both long-term and short-term achievement based stock grant.

Stock grants vested to employees and executives are measured at fair value using the Monte-Carlo Simulation Model. Assumptions used under the Monte-Carlo Simulation Model are summarized as follows:

(in Korean won)	Expected Exercise Period (Years)	Risk Free Rate (%)	Fair Value (Market Performance Condition)	Fair Value (Non-Market Performance Condition)
Long-term achievements
Series 1-2	1.25	2.90	9,905	49,041
Series 1-4	0.47	2.84	18,725	49,058
Series 1-5	0.08	2.84	19,623	49,058
Series 2-3	1.49	2.96	6,811	49,328
Series 3-1	1.25	2.90	7,154	48,911
Series 3-2	1.32	2.92	7,307	49,344
Series 3-3	1.25	2.90	7,949	49,156
Series 4-1	2.78	3.32	12,094	49,058
Series 4-2	2.78	3.32	12,703	49,105
Series 4-3	2.25	3.14	13,283	48,968
Series 4-4	2.25	3.14	14,473	49,113
Series 4-5	2.25	3.14	15,538	49,187

Short-term achievements
Year 2010	1.25 ~ 3.25	2.84	—	50,178 ~ 52,329

See Report of Independent Accountants

KB Financial Group Inc.

Notes to Non-Consolidated Financial Statements

September 30, 2010 and 2009

Meanwhile, the Company determined the fair value by using historical stock price volatility with the same period as the exercisable period for expected volatility and the current stock price as of September 30, 2010 for the underlying asset price. Additionally, the average three-year historical dividend rate was used as expected dividend rate. Financial information from Kookmin Bank is used for the period prior to the establishment of the Company.

The changes in number of granted shares, where the number of granted shares is determined by long-term achievement, for the nine-month period ended September 30, 2010, are as follows:

(in number of shares)	Beginning	Granted	Exercise	Expired[1]	Ending	Weighted Average Number of Years to Maturity
Stock grant	64,732	261,182	3,563	65,386	256,965	2.41 years

[1]

The expired number of stock grants includes the decrease of 63,478 shares from the retirement of directors and employees and the decrease of 1,908 due to the determination of numbers of shares to be compensated during the nine-month period ended September 30, 2010.

The changes in number of granted shares, where the number of granted shares is determined by long-term achievement, for the year ended December 31, 2009, were as follows:

(in number of shares)	Beginning	Granted	Exercise	Expired[1]	Ending	Weighted Average Number of Years to Maturity
Stock grant	180,020	5,347	733	119,902	64,732	1.46 years

[1]

Stock grants decreased by 63,122 shares as executives and employees voluntarily returned their existing shares, while a decrease of 53,118 shares was due to the retirement of certain executives and employees. It also decreased by 3,662 shares due to the pre-conversion adjustment to the holding company.

Accrued expenses of (Won) 1,725 million and (Won) 1,324 million are accounted for as share-based compensation as of September 30, 2010, and December 31, 2009, respectively. The intrinsic value of stock grants as of September 30, 2010, and December 31, 2009, are (Won) 76 million and (Won) 30 million, respectively. In a meantime, share-based compensation of (Won) 585 million and (Won) 741 million for the nine-month periods ended September 30, 2010 and 2009, respectively, were accounted for as salaries expense under selling and administrative expense.

See Report of Independent Accountants

KB Financial Group Inc.

Notes to Non-Consolidated Financial Statements

September 30, 2010 and 2009

15. Income Tax

Income tax expense (benefit) for the nine-month periods ended September 30, 2010 and 2009, consists of:

(in millions of Korean won)	2010		2009
Current income taxes	(Won)	—	(Won)	—
Changes in deferred income taxes due to temporary differences		3,312		1,241
Income tax liabilities directly charged to the shareholders’ equity[1]		(6,188)		(1,153)
Effect from consolidated taxation system[2]		(7,867)		—

Income tax expense (benefit)	(Won)	(10,743)	(Won)	88

[1]	Income tax liabilities directly charged to the shareholders’ equity as of September 30, 2010 and 2009, are as follows:

(in millions of Korean won)	2010		2009
Changes in equity method investments-capital adjustment	(Won)	(172)	(Won)	—
Gain on valuation of equity method investments-accumulated other comprehensive income		(5,196)		—
Loss on valuation of equity method investments-accumulated other comprehensive loss		(820)		(1,153)

	(Won)	(6,188)	(Won)	(1,153)

[2]

The Company requested approval from the National Tax Service to adopt the consolidated taxation system, and consequently, the request was granted in April 2010. The consolidated tax expense is allocated in proportion to each subsidiary’s income tax obligation.

The reconciliation between income tax expense (benefit) and income before income tax for the nine-month periods ended September 30, 2010 and 2009, follows:

(in millions of Korean won)	2010		2009
Income before income tax	(Won)	308,305	(Won)	522,069

Income tax imposed at the statutory rate	(Won)	74,610	(Won)	126,341
Adjustments
Non-deductible expense		108		172
Non-taxable income		(82,154)		(140,062)
Exclusion of deferred income tax from net operating loss carryforwards		—		13,052
Others		(3,307)		585
Income tax expense (benefit)		(10,743)		88

Effective tax rate (%)		(3.48)		0.02

See Report of Independent Accountants

KB Financial Group Inc.

Notes to Non-Consolidated Financial Statements

September 30, 2010 and 2009

The changes in accumulated temporary differences for the nine-month period ended September 30, 2010, and deferred income tax assets (liabilities) as of September 30, 2010, are as follows:

(in millions of Korean won)	Temporary Difference								Deferred Income Tax Assets (Liabilities)
	Beginning		Increase		Decrease		Ending		2010[1]
Equity method investments	(Won)	500,359	(Won)	95,305	(Won)	538,034	(Won)	57,630	(Won)	12,679
Accrued severance benefits		3,296		1,618		762		4,152		913
Severance insurance deposits		(3,296)		(861)		(762)		(3,395)		(747)
Share-based compensation		1,324		585		184		1,725		380
Estimated future compensation		1,353		937		1,353		937		227
Net operating loss carryforwards		77,629		—		354		77,275		17,001

	(Won)	580,665	(Won)	97,584	(Won)	539,925	(Won)	138,324		30,453

Unrealizable deferred income tax assets (liabilities)[1,2]										40,012

Net deferred income tax liabilities									(Won)	(9,559)

[1]

Tax effects from the valuation of equity method investments are reasonably estimated based on each subsidiary’s taxable amount subject to deferred tax and its realization. The temporary differences of (Won) 10,332 million arising from the valuation of equity method investments are recognized as deferred tax liabilities as of September 30, 2010.

[2]	As of September 30, 2010, net operating loss carryforwards are not expected to be realized in the future; therefore, they are not recognized as deferred income tax assets.

The changes in accumulated temporary differences for the year ended December 31, 2009, and deferred income tax assets (liabilities) as of December 31 2009, were as follows:

(in millions of Korean won)	Temporary Difference								Deferred Income Tax Assets (Liabilities)
	Beginning		Increase		Decrease		Ending		2009[1]
Equity method investments	(Won)	1,391,338	(Won)	98,200	(Won)	989,179	(Won)	500,359	(Won)	110,079
Accrued severance benefits		2,180		1,364		248		3,296		725
Severance insurance deposits		(2,180)		(1,364)		(248)		(3,296)		(725)
Share-based compensation		463		885		24		1,324		291
Estimated future compensation		—		1,353		—		1,353		298
Net operating loss carryforwards		11,466		66,163		—		77,629		17,078

	(Won)	1,403,267	(Won)	166,601	(Won)	989,203	(Won)	580,665		127,746

Unrealizable deferred income tax assets (liabilities)[1,2]										133,993

Net deferred income tax liabilities									(Won)	(6,247)

[1]

Tax effects from equity method valuation were estimated based on each subsidiary’s taxable amount subject to deferred tax and its realization. The temporary differences of (Won) 6,247 million arising from the equity method valuation were recognized as deferred tax liabilities as of December 31, 2009.

See Report of Independent Accountants

KB Financial Group Inc.

Notes to Non-Consolidated Financial Statements

September 30, 2010 and 2009

[2]

As of December 31, 2009, net operating loss carryforwards and other temporary differences were not expected to be realized in the future; therefore, they were not recognized as deferred income tax assets.

16. Earnings Per Share

Basic earnings per share for the three-month and nine-month periods ended September 30, 2010 and 2009, is calculated as follows:

(in Korean won and in number of shares)	2010				2009
	Three-Month Period		Nine-Month Period		Three-Month Period		Nine-Month Period
Net income[1]	(Won)	81,322,946,320	(Won)	319,048,010,840	(Won)	173,717,573,424	(Won)	521,981,230,637
Weighted-average number of common shares outstanding		343,028,989		343,028,989		324,402,159		319,737,009
Basic earnings per share	(Won)	237	(Won)	930	(Won)	536	(Won)	1,633

[1]	Earnings available for common shareholders is the same as net income.

The weighted average number of common shares outstanding for the three-month and the nine-month periods ended September 30, 2010, is computed as follows:

(in number of shares)	Number of Shares	Days Outstanding	Outstanding Shares
Three-month period
Beginning	386,351,693	92	35,544,355,756
Treasury shares[1]	(43,322,704)	92	(3,985,688,768)

Total outstanding shares ()			31,558,666,988
In number of days(‚)			92
Weighted average number of shares outstanding(/‚)			343,028,989
Nine-month period
Beginning	386,351,693	273	105,474,012,189
Treasury shares[1]	(43,322,704)	273	(11,827,098,192)

Total outstanding shares ()			93,646,913,997
In number of days(‚)			273
Weighted average number of shares outstanding(/‚)			343,028,989

See Report of Independent Accountants

KB Financial Group Inc.

Notes to Non-Consolidated Financial Statements

September 30, 2010 and 2009

The weighted average number of common shares outstanding for the three-month and nine-month periods ended September 30, 2009, was computed as follows:

(in number of shares)	Number of Shares	Days Outstanding	Outstanding Shares
Three-month period
Beginning	356,351,693	92	32,784,355,756
Treasury shares[1]	(47,407,671)	92	(4,361,505,732)
Issuance of common shares	30,000,000	30	900,000,000
Common shares deemed to have been issued free to existing shareholders[2]	8,421,751	62	522,148,562

Total outstanding shares ()			29,844,998,586
In number of days(‚)			92
Weighted average number of shares outstanding(/‚)			324,402,159
Nine-month period
Beginning	356,351,693	273	97,284,012,189
Treasury shares[1]	(47,407,671)	273	(12,942,294,183)
Issuance of common shares	30,000,000	30	900,000,000
Common shares deemed to have been issued free to existing shareholders[2]	8,421,751	243	2,046,485,493

Total outstanding shares ()			87,288,203,499
In number of days(‚)			273
Weighted average number of shares outstanding(/‚)			319,737,009

[1]	Weighted average number of common shares outstanding is calculated by accounting for the shares owned by subsidiaries as treasury stock.

[2]	The common shares deemed to have been issued free to existing shareholders in 2009, were considered in the computation of weighted average number of common shares outstanding.

Basic earnings per share for the nine-month period ended September 30, 2010, is equal to diluted earnings per share because there is no dilution in the weighted average number of common stock outstanding.

The number of potential common stock, which is not included in the computation of diluted earnings per share for the nine-month period ended September 30, 2010, due to the antidilutive effect, but may result in the dilution of earnings per share in the future, follows:

(in number of shares)	2010[1]
Stock grants	872,145

[1]	The number of granted shares for employees and executives of Kookmin Bank and other subsidiaries, is included in the total number of stock grants.

See Report of Independent Accountants

KB Financial Group Inc.

Notes to Non-Consolidated Financial Statements

September 30, 2010 and 2009

17. Comprehensive Income

Comprehensive income for the nine-month periods ended September 30, 2010 and 2009, consists of:

(in millions of Korean won)	2010		2009
Net income	(Won)	319,048	(Won)	521,981
Accumulated other comprehensive income
Gain on valuation of equity method investments, net of tax effect (Won) (-) 5,196 million (2009: (Won) nil)		182,136		(11,808)
Loss on valuation of equity method investments, net of tax effect (Won) (-) 820 million (2009: (Won) (-) 1,153 million)		2,465		6,107

Comprehensive income	(Won)	503,649	(Won)	516,280

18. Supplemental Cash Flows Information

Restricted due from banks is not accounted for in the statements of cash flows.

Significant transactions not involving cash inflows or outflows for the nine-month periods ended September 30, 2010 and 2009, are as follows:

(in millions of Korean won)	2010		2009
Changes in capital adjustment due to valuation of equity method investments	(Won)	(172)	(Won)	(21,175)
Changes in comprehensive income due to valuation of equity method investments		184,601		(5,701)
Changes in retained earnings due to equity method investments		3,053		5,739

See Report of Independent Accountants

KB Financial Group Inc.

Notes to Non-Consolidated Financial Statements

September 30, 2010 and 2009

19. Related Party Transactions

The details of the Company’s ownership in its subsidiaries, second-tier subsidiaries and equity method investments are summarized in Notes 1 and 4.

As of September 30, 2010, and December 31, 2009, the ownerships in associates over which the Company has significant influence through its subsidiaries are as follows:

		2010		2009
Investors	Investees	Number of Shares	Ownership (%)	Number of Shares	Ownership (%)
Kookmin Bank	KLB Securities Co., Ltd.[1]	4,854,713	36.41	4,854,713	36.41
	Jooeun Industrial Co., Ltd.[1]	1,999,910	99.99	1,999,910	99.99
	Balhae Infrastructure Fund	11,156,639	12.61	10,853,607	12.61
	Korea Credit Bureau Co., Ltd.	180,000	9.00	180,000	9.00
	UAMCO., Ltd.	85,050	17.50	12,250	17.50
	JSC Bank CenterCredit-Common shares	48,023,250	29.56	44,136,676	30.52
	JSC Bank CenterCredit-Convertible preferred shares	36,561,465	93.15	—	—
	KB06-1 Venture Partnership Fund	200	50.00	200	50.00
	KB08-1 Venture Partnership Fund	400	66.67	400	66.67

KB Investment & Securities Co., Ltd.	KB Global Star Game & Apps Special Purpose Acquisition Company	10,001	1.61	—	—

KB Investment Co., Ltd.	KB06-1 Venture Partnership Fund	100	25.00	100	25.00
	KB08-1 Venture Partnership Fund	200	33.33	200	33.33
	Kookmin Investment Partnership No.16[2]	177.2	20.00	177.2	20.00
	NPC 05-6 KB Venture Fund	500	20.00	500	20.00
	NPC 07-5 KB Venture Fund	500	20.00	500	20.00
	09-5 KB Venture Fund	20	33.33	20	33.33
	KB 06-1 Corporate Restructuring Fund[2]	12	5.38	12	5.38
	NPS 06-5 KB Corporate Restructuring Fund	2,280,000,000	13.57	2,280,000,000	13.57
	KB Global Star Game & Apps Special Purpose Acquisition Company	10,000	1.61	—	—

See Report of Independent Accountants

KB Financial Group Inc.

Notes to Non-Consolidated Financial Statements

September 30, 2010 and 2009

		2010		2009
Investors	Investees	Number of Shares	Ownership (%)	Number of Shares	Ownership (%)
	KoFC-KB Pioneer Champ No. 2010-8 Investment Partnership	30	50.00	—	—
	Wibro Infrastructure	1,000,000	40.34	—	—

KB Real Estate Trust Co., Ltd.	Joam Joint Residential Development	1,500	15.00	—	—

[1]	In the process of filing bankruptcy as of September 30, 2010, and December 31, 2009.

[2]	Under liquidation as of September 30, 2010, and December 31, 2009.

Revenues earned and expenses incurred from the significant transactions between the Company and its subsidiaries for the nine-month period ended September 30, 2010, are as follows:

(in millions of Korean won)		Accounts
Revenues	Expenses	Interest on Loan		Interest on Due from Banks		Rent		Total
KB Financial Group Inc.	Kookmin Bank	(Won)	—	(Won)	20,104	(Won)	—	(Won)	20,104
	KB Investment & Securities Co., Ltd.		4,624		—		—		4,624
	KB Real Estate Trust Co., Ltd.		1,852		—		—		1,852
	KB Investment Co., Ltd.		537		—		—		537
Kookmin Bank	KB Financial Group Inc.		—		—		470		470

		(Won)	7,013	(Won)	20,104	(Won)	470	(Won)	27,587

Revenues earned and expenses incurred from the significant transactions between the Company and its subsidiaries for the nine-month period ended September 30, 2009, were as follows:

(in millions of Korean won)		Accounts
Revenues	Expenses	Interest on Loan		Interest on Due from Banks		Rent		Total
KB Financial Group Inc.	Kookmin Bank	(Won)	—	(Won)	2,470	(Won)	—	(Won)	2,470
	KB Investment & Securities Co., Ltd.		6,311		—		—		6,311
	KB Real Estate Trust Co., Ltd.		602		—		—		602
	KB Investment Co., Ltd.		238		—		—		238
Kookmin Bank	KB Financial Group Inc.		—		—		446		446

		(Won)	7,151	(Won)	2,470	(Won)	446	(Won)	10,067

See Report of Independent Accountants

KB Financial Group Inc.

Notes to Non-Consolidated Financial Statements

September 30, 2010 and 2009

Balances resulting from significant lending and borrowing transactions between the Company and its subsidiaries as of September 30, 2010, are as follows:

(in million of Korean won)		Accounts										Total
Creditor	Debtor	Loans		Due from Bank		Guarantee Deposit		Accounts Receivable		Accounts Payable
KB Financial Group Inc.	Kookmin Bank	(Won)	—	(Won)	836,446	(Won)	20,169	(Won)	65,927	(Won)	—	(Won)	922,542
	KB Investment & Securities Co., Ltd.		100,000		—		—		—		—		100,000
	KB Asset Management Co., Ltd.		—		—		—		2,658		—		2,658
	KB Real Estate Trust Co., Ltd.		50,000		—		—		1,285		—		51,285
	KB Investment Co., Ltd.		10,000		—		—		—		—		10,000
	KB Futures Co., Ltd.		—		—		—		220		—		220
	KB Credit Information Co., Ltd.		—		—		—		87		—		87
	KB Data Systems Co., Ltd.		—		—		—		204		—		204
KB Investment & Securities Co., Ltd.	KB Financial Group Inc.		—		—		—		—		3,005		3,005
KB Investment Co., Ltd.	KB Financial Group Inc.		—		—		—		—		35		35

		(Won)	160,000	(Won)	836,446	(Won)	20,169	(Won)	70,381	(Won)	3,040	(Won)	1,090,036

Balances resulting from significant lending and borrowing transactions between the Company and its subsidiaries as of December 31, 2009, were as follows:

(in million of Korean won)		Accounts						Total
Creditor	Debtor	Loans		Due from Bank		Guarantee Deposit
KB Financial Group Inc.	Kookmin Bank	(Won)	—	(Won)	845,366	(Won)	15,085	(Won)	860,451
	KB Investment & Securities Co., Ltd.		100,000		—		—		100,000
	KB Real Estate Trust Co., Ltd.		50,000		—		—		50,000
	KB Investment Co., Ltd.		20,000		—		—		20,000

		(Won)	170,000	(Won)	845,366	(Won)	15,085	(Won)	1,030,451

See Report of Independent Accountants

KB Financial Group Inc.

Notes to Non-Consolidated Financial Statements

September 30, 2010 and 2009

Compensation for key management for the nine-month periods ended September 30, 2010 and 2009, consists of:

(in millions of Korean won)	2010		2009
Salaries	(Won)	2,047	(Won)	3,899
Provision for severance benefits		102		125
Share-based compensation[1]		585		741

Total	(Won)	2,734	(Won)	4,765

[1]	Details of share-based compensation are described in Note 14.

Key management includes non-executive directors, registered directors, and non-registered directors who have the authority for making decisions in the Company’s financial planning and management.

20. Condensed Financial Information of Subsidiaries

The condensed statements of financial position of subsidiaries as of September 30, 2010, are as follows:

(in millions of Korean won)	Total Assets		Total Liabilities		Shareholders’ Equity
Kookmin Bank[1]	(Won)	265,399,828	(Won)	245,986,819	(Won)	19,413,009
KB Investment & Securities Co., Ltd.[1]		1,895,011		1,540,795		354,216
KB Life Insurance Co., Ltd.		3,368,433		3,150,813		217,620
KB Asset Management Co., Ltd.		128,469		11,513		116,956
KB Real Estate Trust Co., Ltd.		274,256		143,451		130,805
KB Investment Co., Ltd.[1]		412,419		43,284		369,135
KB Futures Co., Ltd.		167,227		125,863		41,364
KB Credit Information Co., Ltd.		30,064		5,698		24,366
KB Data Systems Co., Ltd.		38,921		20,379		18,542

	(Won)	271,714,628	(Won)	251,028,615	(Won)	20,686,013

[1]	Financial information of Kookmin Bank, KB Investment & Securities Co., Ltd. and KB Investment Co., Ltd. is based on their consolidated financial statements.

See Report of Independent Accountants

KB Financial Group Inc.

Notes to Non-Consolidated Financial Statements

September 30, 2010 and 2009

The condensed statements of financial position of subsidiaries as of December 31, 2009, were as follows:

(in millions of Korean won)	Total Assets		Total Liabilities		Shareholders’ Equity
Kookmin Bank[1]	(Won)	259,457,534	(Won)	240,033,425	(Won)	19,424,109
KB Investment & Securities Co., Ltd.		2,041,219		1,745,615		295,604
KB Life Insurance Co., Ltd.		2,521,079		2,369,542		151,537
KB Asset Management Co., Ltd.		108,583		12,271		96,312
KB Real Estate Trust Co., Ltd.		257,286		135,983		121,303
KB Investment Co., Ltd.[1]		327,823		44,310		283,513
KB Futures Co., Ltd.		221,942		184,579		37,363
KB Credit Information Co., Ltd.		29,379		5,773		23,606
KB Data Systems Co., Ltd.		44,938		28,132		16,806

	(Won)	265,009,783	(Won)	244,559,630	(Won)	20,450,153

[1]	Financial information of Kookmin Bank and KB Investment Co., Ltd. was based on their consolidated financial statements.

The condensed statements of operations of subsidiaries for the nine-month period ended September 30, 2010, are as follows:

(in millions of Korean won)	Operating Revenues		Operating Expenses		Operating Income (loss)		Net Income (loss) Before Income Tax		Net Income (loss)
Kookmin Bank[1]	(Won)	18,502,333	(Won)	18,263,367	(Won)	238,966	(Won)	180,444	(Won)	230,258
KB Investment & Securities Co., Ltd.[1]		375,714		346,269		29,445		29,052		20,439
KB Life Insurance Co., Ltd.		951,779		936,237		15,542		15,278		12,178
KB Asset Management Co., Ltd.		50,586		23,313		27,273		26,967		20,306
KB Real Estate Trust Co., Ltd.		37,249		24,379		12,870		12,962		9,306
KB Investment Co., Ltd.[1]		16,261		17,660		(1,399)		(1,022)		(1,044)
KB Futures Co., Ltd.		20,329		15,792		4,537		4,429		3,334
KB Credit Information Co., Ltd.		34,361		33,363		998		987		759
KB Data Systems Co., Ltd.		82,798		80,407		2,391		2,303		1,735

	(Won)	20,071,410	(Won)	19,740,787	(Won)	330,623	(Won)	271,400	(Won)	297,271

[1]	Financial information of Kookmin Bank, KB Investment & Securities Co., Ltd. and KB Investment Co., Ltd. is based on their consolidated financial statements.

See Report of Independent Accountants

KB Financial Group Inc.

Notes to Non-Consolidated Financial Statements

September 30, 2010 and 2009

The condensed statements of operations of subsidiaries for the nine-month period ended September 30, 2009, were as follows:

(in millions of Korean won)	Operating Revenues		Operating Expenses		Operating Income (loss)		Net Income (loss) Before Income Tax		Net Income (loss)
Kookmin Bank[1]	(Won)	23,371,611	(Won)	22,748,750	(Won)	622,861	(Won)	620,834	(Won)	635,426
KB Investment & Securities Co., Ltd.		277,630		307,388		(29,758)		(30,897)		(27,219)
KB Life Insurance Co., Ltd.		649,343		647,046		2,297		2,088		1,865
KB Asset Management Co., Ltd.		50,796		20,827		29,969		29,591		22,050
KB Real Estate Trust Co., Ltd.		42,551		22,862		19,689		19,760		14,623
KB Investment Co., Ltd.[1]		14,016		5,032		8,984		6,361		6,301
KB Futures Co., Ltd.		21,464		15,512		5,952		5,071		3,947
KB Credit Information Co., Ltd.		41,073		36,492		4,581		4,592		3,510
KB Data Systems Co., Ltd.		78,621		73,957		4,664		4,938		3,740

	(Won)	24,547,105	(Won)	23,877,866	(Won)	669,239	(Won)	662,338	(Won)	664,243

[1]	Financial information of Kookmin Bank and KB Investment Co., Ltd. was based on their consolidated financial statements.

21. Financing and Operating Status of Subsidiaries

Financing status of the Company and its subsidiaries as of September 30, 2010, is as follows:

(in millions of Korean won)	Deposits		Borrowings		Debentures[1]		Total
KB Financial Group Inc.	(Won)	—	(Won)	—	(Won)	799,111	(Won)	799,111
Kookmin Bank[2]		183,757,986		11,606,277		32,142,861		227,507,124
KB Investment & Securities Co., Ltd.[2]		56,890		1,425,547		—		1,482,437
KB Life Insurance Co., Ltd.		—		—		—		—
KB Asset Management Co., Ltd.		1,208		—		—		1,208
KB Real Estate Trust Co., Ltd.		—		127,476		—		127,476
KB Investment Co., Ltd.[2]		—		10,000		—		10,000
KB Futures Co., Ltd.		122,538		—		—		122,538
KB Credit Information Co., Ltd.		—		—		—		—
KB Data Systems Co., Ltd.		—		—		—		—

	(Won)	183,938,622	(Won)	13,169,300	(Won)	32,941,972	(Won)	230,049,894

See Report of Independent Accountants

KB Financial Group Inc.

Notes to Non-Consolidated Financial Statements

September 30, 2010 and 2009

[1]	Net of discounts.

[2]	Financial information of Kookmin Bank, KB Investment & Securities Co., Ltd. and KB Investment Co., Ltd. is based on their consolidated financial statements.

Financing status of the Company and its subsidiaries as of December 31, 2009, was as follows:

(in millions of Korean won)	Deposits		Borrowings		Debentures[1]		Total
KB Financial Group Inc.	(Won)	—	(Won)	—	(Won)	798,421	(Won)	798,421
Kookmin Bank[2]		173,275,392		14,079,796		37,985,060		225,340,248
KB Investment & Securities Co., Ltd.		55,825		1,656,700		—		1,712,525
KB Life Insurance Co., Ltd.		—		—		—		—
KB Asset Management Co., Ltd.		1,262		—		—		1,262
KB Real Estate Trust Co., Ltd.		72		123,007		—		123,079
KB Investment Co., Ltd.[2]		—		20,000		—		20,000
KB Futures Co., Ltd.		180,233		—		—		180,233
KB Credit Information Co., Ltd.		—		—		—		—
KB Data Systems Co., Ltd.		—		—		—		—

	(Won)	173,512,784	(Won)	15,879,503	(Won)	38,783,481	(Won)	228,175,768

[1]	Net of discounts.

[2]	Financial information of Kookmin Bank and KB Investment Co., Ltd. was based on their consolidated financial statements.

Operating status of the Company and its subsidiaries as of September 30, 2010, is as follows:

(in millions of Korean won)	Loans[1]		Securities		Cash and Due from Banks		Total
KB Financial Group Inc.	(Won)	159,200	(Won)	18,054,850	(Won)	836,446	(Won)	19,050,496
Kookmin Bank[2]		198,169,335		41,251,640		9,144,589		248,565,564
KB Investment & Securities Co., Ltd.[2]		185,300		1,397,916		222,025		1,805,241
KB Life Insurance Co., Ltd.		100,029		2,562,667		110,963		2,773,659
KB Asset Management Co., Ltd.		1,867		30,456		78,416		110,739
KB Real Estate Trust Co., Ltd.		13		21,498		2,435		23,946
KB Investment Co., Ltd.[2]		10,297		368,089		27,706		406,092
KB Futures Co., Ltd.		—		36,692		124,853		161,545
KB Credit Information Co., Ltd.		—		—		8,959		8,959
KB Data Systems Co., Ltd.		221		—		16,293		16,514

	(Won)	198,626,262	(Won)	63,723,808	(Won)	10,572,685	(Won)	272,922,755

[1]	Net of allowance for loan losses and deferred loan gains (losses).

See Report of Independent Accountants

KB Financial Group Inc.

Notes to Non-Consolidated Financial Statements

September 30, 2010 and 2009

[2]	Financial information of Kookmin Bank, KB Investment & Securities Co., Ltd. and KB Investment Co., Ltd. is based on their consolidated financial statements.

Operating status of the Company and its subsidiaries as of December 31, 2009, was as follows:

(in millions of Korean won)	Loans[1]		Securities		Cash and Due from Banks		Total
KB Financial Group Inc.	(Won)	169,150	(Won)	17,612,122	(Won)	845,366	(Won)	18,626,638
Kookmin Bank[2]		195,164,931		41,345,873		9,306,230		245,817,034
KB Investment & Securities Co., Ltd.		132,787		1,546,967		290,666		1,970,420
KB Life Insurance Co., Ltd.		88,167		1,898,654		71,732		2,058,553
KB Asset Management Co., Ltd.		2,007		19,568		70,013		91,588
KB Real Estate Trust Co., Ltd.		14		20,996		476		21,486
KB Investment Co., Ltd.[2]		10,349		276,018		34,691		321,058
KB Futures Co., Ltd.		—		18,436		196,977		215,413
KB Credit Information Co., Ltd.		—		—		10,441		10,441
KB Data Systems Co., Ltd.		299		—		12,734		13,033

	(Won)	195,567,704	(Won)	62,738,634	(Won)	10,839,326	(Won)	269,145,664

[1]	Net of allowance for loan losses and deferred loan gains (losses).

[2]	Financial information of Kookmin Bank and KB Investment Co., Ltd. was based on their consolidated financial statements.

The changes in allowance for loan losses and other assets for the nine-month period ended September 30, 2010, are as follows:

(in millions of Korean won)	Beginning		Increase (Decrease)		Ending
KB Financial Group Inc.	(Won)	850	(Won)	(50)	(Won)	800
Kookmin Bank[1]		3,849,605		1,474,273		5,323,878
KB Investment & Securities Co., Ltd.[1]		107,497		(53,617)		53,880
KB Life Insurance Co., Ltd.		690		336		1,026
KB Asset Management Co., Ltd.		377		5		382
KB Real Estate Trust Co., Ltd.		54,115		5,000		59,115
KB Investment Co., Ltd.[1]		522		(186)		336
KB Futures Co., Ltd.		—		—		—
KB Credit Information Co., Ltd.		33		—		33
KB Data Systems Co., Ltd.		143		(46)		97

	(Won)	4,013,832	(Won)	1,425,715	(Won)	5,439,547

[1]	Financial information of Kookmin Bank, KB Investment & Securities Co., Ltd. and KB Investment Co., Ltd. is based on their consolidated financial statements.

See Report of Independent Accountants

KB Financial Group Inc.

Notes to Non-Consolidated Financial Statements

September 30, 2010 and 2009

The changes in allowance for loan losses and other assets for the year ended December 31, 2009, were as follows:

(in millions of Korean won)	Beginning		Increase (Decrease)		Ending
KB Financial Group Inc.	(Won)	1,000	(Won)	(150)	(Won)	850
Kookmin Bank[1]		3,676,519		173,086		3,849,605
KB Investment & Securities Co., Ltd.		22,978		84,519		107,497
KB Life Insurance Co., Ltd.		521		169		690
KB Asset Management Co., Ltd.		84		293		377
KB Real Estate Trust Co., Ltd.		65,808		(11,693)		54,115
KB Investment Co., Ltd.[1]		632		(110)		522
KB Futures Co., Ltd.		—		—		—
KB Credit Information Co., Ltd.		37		(4)		33
KB Data Systems Co., Ltd.		106		37		143

	(Won)	3,767,685	(Won)	246,147	(Won)	4,013,832

[1]	Financial information of Kookmin Bank and KB Investment Co., Ltd. was based on their consolidated financial statements.

22. Subsidiaries’ Contribution to Gain and Loss

Subsidiaries’ contributions to the Company’s gain and loss on the valuation of equity method investments for the nine-month period ended September 30, 2010, are as follows:

(in millions of Korean won)	Amount		Contribution Ratio(%)
Kookmin Bank	(Won)	289,684	84.12
KB Investment & Securities Co., Ltd.		7,357	2.14
KB Life Insurance Co., Ltd.		10,037	2.91
KB Asset Management Co., Ltd.		20,306	5.90
KB Real Estate Trust Co., Ltd.		9,253	2.69
KB Investment Co., Ltd.		1,614	0.47
KB Futures Co., Ltd.		3,334	0.97
KB Credit Information Co., Ltd.		759	0.22
KB Data Systems Co., Ltd.		2,019	0.58

	(Won)	344,363	100.00

See Report of Independent Accountants

KB Financial Group Inc.

Notes to Non-Consolidated Financial Statements

September 30, 2010 and 2009

Subsidiaries’ contributions to the Company’s gain and loss on the valuation of equity method investments for the nine-month period ended September 30, 2009, were as follows:

(in millions of Korean won)	Amount		Contribution Ratio(%)
Kookmin Bank	(Won)	570,929	98.61
KB Investment & Securities Co., Ltd.		(44,364)	(7.66)
KB Life Insurance Co., Ltd.		5,708	0.99
KB Asset Management Co., Ltd.		22,050	3.81
KB Real Estate Trust Co., Ltd.		14,873	2.57
KB Investment Co., Ltd.		901	0.15
KB Futures Co., Ltd.		3,947	0.68
KB Credit Information Co., Ltd.		3,508	0.60
KB Data Systems Co., Ltd.		1,423	0.25

	(Won)	578,975	100.00

23. Insurance

As of September 30, 2010, the Company and its subsidiaries jointly have financial package insurance policies which include Banker’s Blanket Bond, Directors Reparation Liability Insurance, Professionals Reparation Liability Insurance and Employment Practices Liability Insurance with Samsung Fire & Marine Insurance Co., Ltd. The total insurance coverage is (Won) 100,000 million.

24. Commitments

The commitments made with financial institutions on the limit of corporate borrowings and the related amounts already borrowed as of September 30, 2010, and December 31, 2009, are as follows:

(in millions of Korean won)		2010				2009
		Limit for Borrowing		Amounts Borrowed		Limit for Borrowing		Amounts Borrowed
General loans	Hana Bank	(Won)	50,000	(Won)	—	(Won)	50,000	(Won)	—
	Woori Bank		130,000		—		130,000		—
Bills discounted	Korea Exchange Bank		100,000		—		100,000		—

		(Won)	280,000	(Won)	—	(Won)	280,000	(Won)	—

See Report of Independent Accountants

KB Financial Group Inc.

Notes to Non-Consolidated Financial Statements

September 30, 2010 and 2009

25. Selling and Administrative Expenses

Selling and administrative expenses for the nine-month periods ended September 30, 2010 and 2009, are as follows:

(In millions of Korean won)	2010		2009
Salaries (Notes 14 and 19)	(Won)	10,291	(Won)	11,415
Provision for severance benefits (Note 10)		1,252		1,544
Welfare expense		1,358		1,460
Rental expense (Note 19)		783		751
Depreciation (Note 6)		673		1,273
Amortization of intangible assets (Note 7)		631		541
Tax and dues		148		128
Advertising		346		261
Development expenses		568		331
Others		2,958		3,016

	(Won)	19,008	(Won)	20,720

Information for calculating value added for the nine-month periods ended September 30, 2010 and 2009, is as follows:

(in millions of Korean won)	2010		2009
Salaries	(Won)	10,291	(Won)	11,415
Provision for severance benefits		1,252		1,544
Welfare expenses		1,358		1,460
Rental expenses		783		751
Depreciation		673		1,273
Amortization of intangible assets		631		541
Tax and dues		148		128

	(Won)	15,136	(Won)	17,112

Other selling and administrative expenses for the nine-month periods ended September 30, 2010 and 2009, are as follows:

(in millions of Korean won)	2010		2009
Communication	(Won)	197	(Won)	104
Publication		142		146
Repairs and maintenance		13		17
Vehicle		216		80
Training		167		232
Office supplies		106		83
Travel		109		283
Commission expense		880		719
Others		1,128		1,352

	(Won)	2,958	(Won)	3,016

See Report of Independent Accountants

KB Financial Group Inc.

Notes to Non-Consolidated Financial Statements

September 30, 2010 and 2009

26. Spin-Off of Kookmin Bank’s Credit Card Business Segment

With the resolution of the Board of Directors dated September 28, 2010, Kookmin Bank plans to spin-off its credit card business segment and establish a separate credit card company on February 28, 2011, for the specialization of its credit card business and to enhance competitiveness of its non-banking operations.

27. Subsequent Event

With the resolution of the Board of Directors dated October 29, 2010, the Company will merge KB Investment & Securities Co., Ltd. with KB Futures Co., Ltd.

28. Disclosure on Expected Impact upon Adoption of K-IFRS

A. Preparation for K-IFRS adoption

Pursuant to the Act on External Audit of Stock Companies, Article 13, the KB Financial Group Inc. is required to adopt K-IFRS from 2011. Thus, in June 2007, the KB Financial Group Inc. formed a task force to prepare for the adoption of K-IFRS (“K-IRFS TFT”) and is currently in the transition process that consists of three phases, as follows: Phase 1 (adoption assessment stage), Phase 2 (policy setting, system design and development stage) and Phase 3 (implementation stage).

B. K-IFRS adoption plan and work force

1) K-IFRS adoption plan

Phase	Period	Procedures
Phase I (“adoption assessment stage”)	June 2007 ~ February 2008

•   Analyzing GAAP differences

-    Analyzing K-IFRS

-    Analyzing GAAP differences between K-IFRS and Statements of Korea Accounting Standards (“SKAS”).

•   Analyzing the impacts

-    Analyzing the financial impacts

-    Analyzing the impacts of specific accounts, disclosure and IT

•   Detailed planning for Phase

•   Research and benchmarking on success cases, others.

Phase II (“policy setting, system design and development stage”)	March 2008 ~ December 2009

•   Framing accounting policies

•   Framing specific accounting methodology

•   Set-up united account structure “Chart of Accounts”

•   Build Infrastructures for K-IFRS adoption

-    Establish accounting policies, accounting guidelines and accounting manuals

-    Restructuring of financial reporting system

•   Developing K-IFRS system (define system requirement, analysis, designing, developing, and others)

•   Knowledge transfer and technical trainings, others.

See Report of Independent Accountants

KB Financial Group Inc.

Notes to Non-Consolidated Financial Statements

September 30, 2010 and 2009

Phase	Period	Procedures
Phase III (“implementation stage”)	January 2010

•   Preparing financial data in accordance with K-IFRS

-    Prepare financial data as of January 1, 2010

-    Prepare quarterly and half-year financial and disclosure data for fiscal year 2010

-    Prepare year end financial and disclosure data for fiscal year 2010.

2) Work force

In June 2007, KB Financial Group Inc. assembled an IFRS task-force team which consists of accounting specialists, accounting-consulting firms and others in order to effectively and efficiently adopt K-IFRS. The team is divided into operations within its specialized areas such as closing, disclosure, allowance for loan losses, revenue recognition, investments, derivative instruments, fair valuation, overseas branches, SPC, and others, based on its significance and efficiency of project management. In addition, the IT IFRS team consisting of IT specialists in each area was organized for K-IFRS IT system development.

KB Financial Group Inc. reports the progress of the K-IFRS adoption and significant issues to the audit committee, the Board of Directors, and others.

C. Status of each phase

1) Phase I (“adoption assessment stage”)

Between June 2007 and February 2008, KB Financial Group Inc. assessed the potential impacts of K-IFRS adoption and planned detailed procedures.

a. Analyzing GAAP differences and the financial impacts

KB Financial Group Inc. performed the detailed analysis of the requirements under K-IFRS and identified GAAP differences between SKAS (current accounting standards) and K-IFRS in order to analyze the impacts on the financial information, business operations, financial reporting system, and financial performance indicators, and others. Consequently, KB Financial Group Inc. identified the impacts on financial information, major accounts, disclosures and IT.

b. Research on success case and benchmarking

Due to distinctiveness of KB Financial Group Inc., research and benchmarking of the success cases of preceding IFRS adopters among European financial institutions were performed, where necessary, in order to form possible alternatives.

2) Phase II (“policy setting, system design and development stage”)

KB Financial Group Inc. started the Phase II on March 2008, and completed it by the end of 2009. The purpose of the phase was to establish accounting policies, detailed methodologies, infrastructures, and to develop systems.

a. Accounting policy setting

Considering the K-IFRS requirements and KB Financial Group Inc.’s status, KB Financial Group Inc. selected the accounting policies that are deemed to better represent KB Financial Group Inc.’s substance after detailed analysis of accounting treatment options and outlined specific accounting methodology.

See Report of Independent Accountants

KB Financial Group Inc.

Notes to Non-Consolidated Financial Statements

September 30, 2010 and 2009

b. Set-up of a united account structure “Chart of Accounts”

To produce timely and proper financial data on a consolidated basis in accordance with K-IFRS, KB Financial Group Inc. set up a united account structure.

c. Building Infrastructures for K-IFRS adoption

For timely and proper financial reporting, KB Financial Group Inc. analyzed and restructured the current financial reporting process by reflecting expected financial impacts discovered. Consequently, KB Financial Group Inc. revised the accounting policies, guidelines and manuals during the course of restructuring financial report process.

d. Building Infrastructures for IFRS IT

KB Financial Group Inc. completed the design and development of K-IFRS IT system. The system was tested for the eligibility.

e. IFRS assessment Training

KB Financial Group Inc. provided education necessary for the adoption of K-IFRS to its management and employees, and provided additional focus training to each management level, unit level, and IFRS in-charge level to enhance their ability and capacity for the implementation of K-IFRS.

3) Phase III (“implementation stage”)

a. Preparing the statement of financial position as of January 1, 2010

In accordance with K-IFRS, KB Financial Group Inc. prepared the opening statement of financial position as of January 1, 2010, and performed analysis on those financial data.

b. Preparing quarterly, half-year and year-end financial and disclosure data for fiscal year 2010

KB Financial Group Inc. prepared and analyzed financial data as of and for the first and second quarters in 2010. Accordingly, KB Financial Group Inc. plans to prepare the third quarter and the year-end financial and disclosure data in accordance with K-IFRS.

D. Significant GAAP differences between K-IFRS and SKAS

Significant GAAP differences between K-IFRS and SKAS (current accounting standards) upon KB Financial Group Inc. in preparing its financial statements in accordance with K-IFRS are, but not limited to, as follows: the scope of consolidation, allowance for loan losses, revenue recognition, derecognition of financial assets and liabilities, measurement of financial assets and liabilities and employee benefits.

GAAP differences	K-IFRS	SKAS
Primary financial statement	Consolidated financial statements	Stand-alone financial statements

Scope of consolidation

All the subsidiaries over which KB Financial Group Inc. can exercise control in substance are included regardless of the size of the subsidiaries.

Special Purpose Entities are also included over which KB Financial Group Inc. can exercise control.

Entities with total assets less than (Won) 10 billion are excluded from the scope of consolidation according to the Act on External Audit of Stock Companies.

Consolidation of Special Purpose Entities is not mentioned.

See Report of Independent Accountants

KB Financial Group Inc.

Notes to Non-Consolidated Financial Statements

September 30, 2010 and 2009

GAAP differences	K-IFRS	SKAS
Allowance for loan losses	Allowance for loan losses that incurred as of date of statement of financial position is assessed either individually or collectively based on historical data of impairment.	Allowance for loan losses is calculated based on the estimates made through a reasonable and objective method. However, if allowances calculated in accordance with the Supervisory Regulation of Banking Business is bigger, this is used.

Revenue recognition	As part of effective interest, all direct loan origination fees are recognized through effective interest rate method.	Only capitalizable fees are recognized through effective interest rate method.

Derecognition of financial assets and liabilities	Evaluate the extent to which the risks, rewards and control of ownership of the transferred assets are retained to determine whether to recognize, derecognize or recognize to the extent of its continuing involvement.	Recognize or derecognize depending on transfer of control over transferred assets. However, derecognition is permitted only when the requirements of derecognition under special provisions are met.

Customer Loyalty Programs	Defer the recognition of some revenues from customer royalty programs as point revenue among the revenue occurs as a part of a sales transaction.	Recognize as provisions or accounts payable.

Measurement of financial assets and liabilities	The appropriate quoted market price for an asset held or liabilities to be issued is the current bid price and, for an asset to be acquired or liability held is the asking price. Credit risk is considered when evaluating the fair value of financial instruments.	Bid-Ask price or credit risks are not considered when evaluating the fair value of financial instrument. However, credit risk is considered in evaluating derivative instruments in accordance with Best Practice for Derivative instruments of FSS.

Employee benefits	Actuarial valuation method is used by adopting projected unit credit method to determine benefit obligation.	Benefits are measured based on assumption that all eligible employees and directors were to terminate their employment as of the date of statement of financial position.

See Report of Independent Accountants